Prospectus

QUINCY GOLD CORP.
7,081,920 Shares of Common Stock
($0.001 par value per share)

We are registering 5,531,920 shares of our common stock for resale by the selling stockholders, and 1,550,000 shares of our common stock issuable upon the exercise of warrants issued to certain shareholders identified in this prospectus. We are filing the registration statement, of which this prospectus is a part, primarily to fulfill a contractual obligation to do so.

We will not receive any of the proceeds from the sale of shares by the selling stockholders, other than payment of the exercise price of the warrants. We will pay all expenses in connection with this offering, other than commissions and discounts of underwriters, dealers or agents.

The selling shareholders will sell their shares at prevailing market prices or privately negotiated prices.

Our shares of common stock are listed on the Over-the-Counter Bulletin Board operated by NASDR, Inc. under the symbol "QCYG".

Investing in our common stock involves a high degree of risk. See "Risk Factors," beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 19, 2004.

We have not authorized any person to give any information or to make any representation not contained in this prospectus in connection with any offering of these shares of common stock. This prospectus is not an offer to sell any security other than these shares of common stock and it is not soliciting an offer to buy any security other than these shares of common stock. This prospectus is not an offer to sell these shares of common stock to any person and it is not soliciting an offer from any person to buy these shares of common stock in any jurisdiction where the offer or sale to that person is not permitted. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or these shares of common stock are offered or sold on a later date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room located 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of such public reference room. You may also request copies of such documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the SEC's web site at http://www.sec.gov.

FORWARD LOOKING STATEMENTS

               The statements included in this Prospectus regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. You can identify forward-looking statements by terminology including "could," "may," "will," "should," "except," "plan," "expect," "project," "estimate," "predict," "anticipate," "believes", "intends", and the negative of these terms or other comparable terminology. Such statements are based upon our current expectations and involve a number of risks and uncertainties and should not be considered as guarantees of future performance. These statements include, without limitation, statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. Readers are cautioned not to place undue reliance on these forward looking statements.

SUMMARY

This summary provides an overview of selected information and does not contain all the information you should consider before investing in our securities. To fully understand this offering and its consequences to you, you should read the entire prospectus carefully, including the "Risks Factors" section and the remainder of the prospectus, before making an investment decision. In this prospectus we refer to Quincy Gold Corp. as "Quincy," "we," "our" and "us."

Quincy Gold Corp.

Quincy Gold is a Nevada corporation engaged in the exploration of mineral properties.

We were organized for the purpose of acquiring and developing mineral natural resource properties. We own interests in seven sets of mineral claims, with unknown mineralization: the Silver Bow Property, the AG Property, the Lantern Property, the Quartz Mountain Property, the Empire Property, the Miller Property and the Seven Troughs Property.

We have also acquired a natural resource mineral database known as the Atlas Database which contains information developed by Atlas Minerals Inc. during the period 1982 through 1987 relating to mineralized material in the western United States. We intend to utilize the Atlas Database to further our stated business objective of acquiring and developing mineral natural resources properties.

Since commencing operations in 1999, we have not generated any revenue from mining operations, and we have funded our operations primarily through the private sale of equity securities, and the proceeds of loans. We will need to raise additional funds in the future to continue our operations.

Our corporate office is located at 309 Center Street, Hancock, MI 49930, telephone number (906) 370-4695. Our administrative office is located at 120 Adelaide Street West, Suite 512, Toronto, Ontario, Canada, M5H 1T1, telephone number (416) 366-7871. Our fiscal year end is April 30.

The Offering

The selling stockholders are offering for resale 5,531,920 shares of our common stock that they currently own, together with warrants to purchase 1,550,000 shares of common stock and common stock acquirable upon exercise of such warrants, all of which were sold at various prices pursuant to the exemptions from registration provided by Regulation D and Regulation S promulgated under the Securities Act of 1933.

We agreed to register the common stock, the warrants, and stock underlying the warrants, for resale by the selling stockholders. This prospectus is part of the registration statement filed to meet our obligations under the registration rights. We will not be involved in the offer and sale of these shares other than registering such shares and warrants pursuant to this prospectus.

Our shares of common stock are quoted on the Over-the-Counter Bulletin Board operated by NASDR, Inc. under the symbol "QCYG".

SUMMARY FINANCIAL DATA

Date of
Inception
May 5,1999 to
April 30, 2004
(Audited) $
Statement of Expenses Data:

Revenue	Nil
Net Losses	1,222,992
Total Operating Expenses	1,222,992
Staking and Exploration Costs	387,193
General and Administrative	673,455

As of
April 30, 2004
(Audited)

Balance Sheet Data:

Cash	1,965,159
Total Assets	1,976,732
Total Liabilities	145,872
Stockholders Equity (deficit)	1,830,860

RISK FACTORS

An investment in our shares being offered in this prospectus involves a high degree of risk. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this prospectus. This prospectus also contains forward-looking statements that involve risks and uncertainties, such as:

–       metals prices and price volatility;

–       amount of metals production;

–       costs of production;

–       remediation, reclamation, and environmental costs;

–       regulatory matters;

–       cash flow;

–       revenue calculations;

–       the nature and availability of financing; and

–       exploration risks.

If any of the events or circumstances described in the following risks actually occurs, our business, financial condition, or results of operations could be materially adversely affected and the price of our common stock could decline.

We expect to continue to incur future operating losses and may never achieve profitability.

We have never generated revenue from mining operations, and we have incurred significant net losses in each year since inception. Our net loss since inception to April 30, 2004 was $1,222,992. We expect to continue to incur substantial additional losses for the foreseeable future, and we may never become profitable. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to locate a profitable mineral property, our ability to generate revenues and our ability to reduce exploration stage costs.

Based upon current plans, we expect to incur operating losses in future periods. This will happen because there are expenses associated with the research and exploration of our mineral properties. We cannot guarantee that we will be successful in generating revenues in the future. Failure to generate revenues will cause us to go out of business.

Our audited consolidated financial statements for the year ended April 30, 2004 were prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. However, our auditor has indicated that our inability to generate sufficient revenue raises substantial doubt as to our ability to continue as a going concern.

We must raise capital to continue our operations, and if we fail to obtain the capital necessary to fund our operations, we will be unable to continue our exploration efforts and may have to cease operations.

At April 30, 2004, we had cash of $1,965,159. We believe this cash will be sufficient to meet our current operating and capital requirements for at least the next 12 months. However, we have based this estimate on assumptions that may prove to be wrong, and we cannot assure that estimates and assumptions will remain unchanged. For example, we are currently assuming that we will have undertaken further exploration efforts over the next 12 months without any significant staff or other resources expansion. To the extent we pursue further exploration efforts or acquire additional mining properties, we will need to raise additional capital to fund development costs. For the year ended April 30, 2004 net cash used for operating activities was $907,105. Our future liquidity and capital requirements will depend on many factors, including timing, cost and progress of our exploration efforts, our evaluation of, and decisions with respect to, our strategic alternatives, and costs associated with the regulatory approvals. If it turns out that we do not have enough money to complete our exploration programs, we will try to raise additional funds from a second public offering, a private placement or loans. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money, and can't raise it, we will have to suspend or cease operations.

We believe that additional financing will be required in the future to fund our operations. We do not know whether additional financing will be available when needed or on acceptable terms, if at all. If we are unable to raise additional financing when necessary, we may have to delay our exploration efforts or any property acquisitions or be forced to cease operations. Collaborative arrangements may require us to relinquish our rights to certain of our mining claims.

Our exploration efforts may be adversely affected by metals price volatility causing us to cease exploration efforts.

We have no earnings. However, the success of any exploration efforts is derived from the price of silver, gold, lead and zinc. Silver, gold, lead and zinc prices fluctuate widely and are affected by numerous factors including:

– expectations for inflation;

– speculative activities;

– relative exchange rate of the U.S. dollar;

– global and regional demand and production;

– political and economic conditions; and

– production costs in major producing regions.

These factors are beyond our control and are impossible for us to predict.

For much of 2002 and into 2003, the market prices for gold, silver, lead and zinc, were at their lowest levels since 1995 and were below production costs. The market price of those metals has since increased. The following table discloses the prices of gold, silver, lead and zinc as at April 30, 2003 and 2004.

	April 30, 2003	April 30, 2004

Gold / troy ounce (1)	$336.00	$387.30
Silver / troy ounce (1)	$4.61	$5.95
Lead / tonne (2)	$450.50	$735.00
Zinc / tonne (2)	$763.50	$1,028.50

(1)	Source: London Bullion Market Association (www.lbma.org.uk)
(2)	Source: London Metals Exchange (www.lme.co.uk)

The above prices may decline in the future. Factors that are generally understood to have contributed to the low prices for silver, gold, lead and zinc in 2002 and into 2003 included sales by private and government holders, the emergence of China as a large net seller and a general global economic slowdown. Since 2003 market prices for gold, silver, lead and zinc have increased substantially. There is no guarantee that these price increases will be sustained.

If the market prices for these metals fall below our costs for a sustained period of time, we will experience additional losses and we would have to temporarily suspend or cease exploration efforts at one or more of our properties.

Our mineral exploration efforts may not be successful.

Mineral exploration, particularly for silver and gold, is highly speculative. It involves many risks and is often nonproductive. Even if we find a valuable deposit of minerals, it may be several years before production is possible.

During that time, it may become economically unfeasible to produce those minerals. Establishing ore reserves requires us to make substantial capital expenditures and, in the case of new properties, to construct mining and processing facilities. As a result of these costs and uncertainties, given our current financing, we will not be able to develop any mineralized areas.

We have no known mineral reserves and if we cannot find any we will have to cease operations.

We have no mineral reserves. If we do not find a mineral reserve containing gold or if we cannot explore the mineral reserve, either because we do not have the money to do it or because it will not be economically feasible to do it, we will have to cease operations and you will lose your investment.

We face strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and as a result, we continually seek to find new properties. In addition, there is a limited supply of desirable mineral lands available in the United States where we would consider conducting exploration activities. Because we face strong competition for new properties from other mining companies, some of whom have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable.

Because we only hold title to the AG Property and we hold only leasehold interests in the other properties, other mining businesses could claim ownership.

We hold unpatented mining claims in the AG property and leasehold interests in our other properties. The validity of these unpatented mining claims or our leasehold interests is often uncertain and may be contested. Our interest in the Lantern Property has been and is the subject of litigation involving the title to the property. In accordance with mining industry practice, we do not obtain title opinions, whether unpatented claims or leasehold interests. Therefore, while we have attempted to acquire satisfactory title or leases to our undeveloped properties, some titles or leases may be defective. If our titles or leases to mining properties are defective, other persons or businesses could claim ownership of our mining properties and we would not be able to explore or develop all or a portion of our properties We would then cease operations and you could lose your investment.

Our operations may be adversely affected by risks and hazards associated with the mining industry.

Our business is subject to a number of risks and hazards including:

–       environmental hazards;

–       political and country risks;

–       industrial accidents;

–       labor disputes;

–       unusual or unexpected geologic formations;

–       cave-ins;

–       explosive rock failures; and

–       flooding and periodic interruptions due to inclement or hazardous weather conditions.

Such risks could result in:

–       damage to or destruction of mineral properties or producing facilities;

–       personal injury;

–       environmental damage;

–       delays in exploration efforts;

–       monetary losses; and

–       legal liability.

We have no insurance against any of these risks. To the extent we are subject to environmental liabilities, we would have to pay for these liabilities. Moreover, in the event that we are unable to fully pay for the cost of remedying an environmental problem, we might be required to suspend operations or enter into other interim compliance measures.

Because we are small and do not have much capital, we must limit our exploration. This may prevent us from realizing any revenues and you may lose your investment as a result.

Because we are small and do not have much capital, we must limit the time and money we expend on exploration of interests in our properties. In particular, we will not:

–       devote the time we would like to exploring our properties;

–       spend as much money as we would like to exploring our properties.

–       rent the quality of equipment we would like to have for exploration; and

–       have the number of people working on our properties that we would like to have.

By limiting our operations, it will take longer to explore our properties. There are other larger exploration companies that could and probably would spend more time and money exploring the properties that we have acquired.

We will have to suspend our exploration plans if we do not have access to all our supplies and materials we need.

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, like dynamite, and equipment like bulldozers and excavators that we might need to conduct exploration. We have not attempted to locate or negotiate with any suppliers of products, equipment or materials. We will attempt to locate products, equipment and materials after we have conducted preliminary exploration activities on our properties. If we cannot find the products and equipment we need, we will have to suspend our exploration plans until we do find the products and equipment we need.

We face substantial governmental regulation and environmental risks, which could prevent us from exploring or developing our properties.

Our business is subject to extensive federal, state and local laws and regulations governing development, production, labor standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters. New legislation and regulations may be adopted at any time that results in additional operating expense, capital expenditures or restrictions and delays in the exploration, mining, production or development of our properties.

We maintain no reserves for environmental costs. Various laws and permits require that financial assurances be in place for certain environmental and reclamation obligations and other potential liabilities. Once we undertake any trenching or drilling activities, a reclamation bond and a permit will be required under applicable laws. Currently, we have no financial assurances of any kind. The result is that we would not be in compliance with applicable laws. We also would be unable to undertake any trenching, drilling, or development on any of our properties until we obtain financial assurances to cover potential liabilities.

We may not be able to adequately protect or preserve our rights in the Atlas Database

Our success in the future will be dependent on maintaining a proprietary interest in the information in the Atlas Database. We view our interest in the Atlas Database as proprietary, and rely, and will be relying, on a combination of nondisclosure agreements and other contractual provisions to protect our proprietary rights. When we acquired the Atlas Database, an unrelated company, Atlas Minerals Inc., was granted the right to use and access the Atlas Database. Atlas Database can:

–       use the information in the database in a manner adverse to our interests

–       sell or give the information in the database to any third parties, including our competitors, without getting our approval and without paying us any money.

The result is that competitors can obtain and exploit information in the Atlas Database. There can be no assurance that the steps taken by us to protect (or defend) our proprietary rights will be adequate or that our competitors will not independently develop information that is substantially equivalent or superior to the information contained in the Atlas Database.

Three of our officers and directors have conflicts of interest in that they are officers and directors of other mining companies.

Three of our officers and directors have conflicts of interests in that they are officers and directors of other mining companies. See "Directors, Officers, Promoters and Control Persons". In the future, if we decide to acquire a mining property, which is also sought by one of the companies which Messrs. Skimming, Utterback or Cullen are officers or directors of, a direct conflict of interest could result. Our Articles of Incorporation provide that any conflict must be disclosed, but Messrs. Skimming, Utterback or Cullen would be allowed to vote on any transaction in which they were interested.

We may conduct further offerings in the future in which case your shareholdings will be diluted.

We may conduct further equity offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If common stock is issued in return for additional funds, the price per share could be lower than that paid by our current stockholders. The result of this could reduce the value of your stock. If we issue additional stock, your percentage interest in us will be lower. This condition is often referred to as "dilution".

You may not be able to sell the stock you purchase in this offering on terms you consider reasonable.

On November 24, 2003 the shares of our common stock were approved for listing on the Over-the-Counter Bulletin Board operated by NASDR, Inc. ("OTCBB") under the symbol "QCYR". On July 7, 2004 we changed our name to "Quincy Gold Corp" and were issued a new symbol, "QCYG". We currently have thirteen market makers. The development of a public trading market depends upon the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market maker. Even with a market maker, factors such as the limited size of the offering means that there can be no assurance of an active and liquid market for the common stock developing in the foreseeable future. Even if a market develops, there can be no assurance that a market will continue or that shareholders will be able to sell their shares at or above the price at which these shares are being offered to the public. Purchasers of common stock should carefully consider the limited liquidity of their investment in the shares being offered hereby.

Our stock price is likely to be volatile and could result in substantial losses for investors purchasing shares in this offering.

The stock market has experienced extreme volatility in recent years and may continue to do so in the future. See "Market for Common Stock and Related Stockholder Matters". We cannot be sure that an active public market for our stock will develop or if an active market should develop that it would continue after this offering. Investors may not be able to sell their stock at or above our initial public offering price, if at all. The price for our stock following this offering will be determined in the marketplace and may be influenced by many factors, including the following:

–       variations in our financial results or those of companies that are perceived to be similar to ours;

–       changes in earnings estimates by industry research analysts for our company or for similar companies in the same industry;

–       investors or other market participants' perceptions of us; and

–       general or regional economic, industry and market conditions.

In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources and may therefore have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain or maintain the quotation of our common stock on the Over-the-Counter Bulletin Board, which would make it more difficult to dispose of our common stock.

On November 24, 2003 the shares of our common stock were approved for listing on the OTCBB under the symbol "QCYR". On July 7, 2004 we changed our name to "Quincy Gold Corp" and were issued a new symbol, "QCYG". However, we cannot guarantee that our shares will always be available for OTCBB quotations. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. If our common stock were not quoted on the OTCBB, trading in our common stock would be conducted, if at all, in the over-the-counter market. This would make it more difficult for stockholders to dispose of their common stock and more difficult to obtain accurate quotations on our common stock. This could have an adverse effect on the price of the common stock.

We have applied for listing on the TSX Venture Exchange.

We have applied for listing of our shares of common stock on the TSX Venture Exchange. However, there is no guarantee that out listing application will be accepted.

Our stock price is likely to be below $5.00 per share and treated as a "Penny Stock" which will place restrictions on broker-dealers recommending the stock for purchase.

Our common stock is defined as "penny stock" under the Securities Exchange Act of 1934, and its rules. The SEC has adopted regulations that define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These rules include the following requirements:

–	broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market;

–	broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative;

–	broker-dealers must disclose current quotations for the securities;

–	if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market; and

–	a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customers account and information on the limited market in penny stocks.

Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. If our common stock becomes subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock, if such trading market should occur. As a result, fewer broker-dealers may be willing to make a market in our stock. You would then be unable to resell our shares.

Our two largest stockholders own a controlling interest in the company allowing them to determine our future direction.

Our President, Secretary, and Chief Financial Officer, namely Daniel T. Farrell, one of our directors, namely John Cullen, and one other shareholder, namely William M. Sheriff, together own over 10,364,000 shares, being over 45% of our outstanding common stock. Consequently, these individuals may be in a position to control or influence the election of a majority of our directors and other matters subject to stockholder vote. Additionally, if they do decide to sell their stock into the market, their sales may cause the market price of the stock to drop.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the shares of common stock offered by the selling stockholders.

Upon exercise of all of warrants, the Company would receive proceeds of $1,550,000.

The proceeds from the exercise of the warrants will be used for general working capital purposes.

We estimate we will spend approximately $25,000 in registering the offered shares.

PLAN OF DISTRIBUTION

We are registering on behalf of the selling stockholders 5,531,920 shares of our common stock which they own. We will also register 1,550,000 warrants to purchase our common stock, and 1,550,000 shares underlying the warrants. No warrant solicitation fee will be paid. The selling stockholders may, from time to time, sell all or a portion of the shares of common stock in privately negotiated transactions or otherwise. Such sales will be offered at prevailing market prices or privately negotiated prices.

The shares of common stock may be sold by the selling stockholders by one or more of the following methods, without limitation:

–	on the over-the-counter market;

–	to purchasers directly;

–	in ordinary brokerage transactions in which the broker solicits purchasers;

–	through underwriters, dealers and agents who may receive compensation in the form of underwriting discounts,

concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

–	through the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

–	through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

–	through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

–	in any combination of one or more of these methods; or

–	in any other lawful manner.

Brokers or dealers may receive commissions or discounts from the selling stockholders or, if any of the broker-dealers act as an agent for the purchaser of said shares, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of the shares of common stock at a stipulated price per share. In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares, commissions as described above. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Furthermore, selling stockholders are subject to Regulation M of the Exchange Act. Regulation M prohibits any activities that could artificially influence the market for our common stock during the period when shares are being sold pursuant to this prospectus. Consequently, selling stockholders, particularly those who are also our officers and directors, must refrain from directly or indirectly attempting to induce any person to bid for or purchase the common stock being offered with any information not contained in this prospectus. Regulation M also prohibits any bids or purchases made in order to stabilize the price of our common stock in connection with the stock offered pursuant to this prospectus.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with the distribution of our common stock by such broker-dealers or pursuant to exemption from such registration. A selling stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. A selling stockholder may also loan or pledge the common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or upon default may sell or otherwise transfer the pledged common stock.

We have not registered or qualified offers and sales of shares of the common stock under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the selling shareholders will offer and sell their shares of common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling shareholders may not offer or sell shares of common stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

All expenses of the registration statement estimated to be $25,000 including but not limited to, legal, accounting, printing and mailing fees are and will be paid by us. We have agreed to pay costs of registering the selling stockholders' shares in this prospectus. However, any selling costs or brokerage commissions incurred by each selling stockholder relating to the sale of his/her shares will be paid by the selling stockholder.

Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through such a broker-dealer.

DETERMINATION OF OFFERING PRICE

Historically, there has not been any public market for our stock. The Selling Shareholders are expected to sell their shares at market prices.

SELLING STOCKHOLDERS

Set forth below is a list of all stockholders who may sell shares pursuant to this prospectus. The number of shares column represents the number of shares owned by the selling stockholders prior to the offering. The "Common Shares Beneficially Owned Following the Offering" column assumes all shares registered hereby are resold by the selling stockholders. The selling security holders identified in the following table are offering for sale 5,531,920 shares of common stock and

1,550,000 shares of common stock upon exercise of the warrants. None of these shares are being offered by directors, officers or principal stockholders.

We will not receive any proceeds from the sale of the shares by the selling stockholders.

For purposes of the column headed "Number of Common Shares Offered Hereby" we have assumed exercise of all of the warrants. Percentage Calculations are based upon our issued share capital as at June 30, 2004 of 22,626,670 shares of common stock.

	Common Shares		Number of
	Owned Beneficially		Common	Common Shares Beneficially Owned
Name of Shareholder	Prior to Offering		Shares Offered	Following the Offering
			Hereby
	No. of Shares	%		No. of Shares	%
	Owned			Owned

1536815 Ontario Ltd. (1)	250,000	1.10%	50,000	200,000	-- (2)

Genevest Inc. (3)	800,000	3.54%	800,000	0	0.00%

Keith W. Foote	100,000	-- (2)	100,000	0	0.00%

Hugh M. Balkam	100,000	-- (2)	100,000	0	0.00%

Mining Financial Services Inc.	40,000	-- (2)	40,000	0	0.00%

Kees Van Winters	100,000	-- (2)	100,000	0	0.00%

Dr. Graeme Hibberd	100,000	-- (2)	100,000	0	0.00%

Angelo P. Comi	40,000	-- (2)	40,000	0	0.00%

Andrew Gemmell	20,000	-- (2)	20,000	0	0.00%

CAT Finance AG(5)	200,000	-- (2)	200,000	0	0.00%

Bank Sal.Oppenheim jr. & Cie Switzerland Ltd. (6)	330,000		395,000	0	0.00%
		1.46%
Aumerco Limited (7)	136,440	-- (2)	136,440	0	0.00%

Myrna Mason	45,480	-- (2)	45,480	0	0.00%

Michael J. Conlon	100,000	-- (2)	100,000	0	0.00%

LOM Securities (Cayman) Limited (8)	100,000		100,000	0	0.00%
		-- (2)
Chartwell Investment Services S.A. (9)	200,000		200,000	0	0.00%
		-- (2)
Atlantica, Ltd. (10)	100,000	-- (2)	100,000	0	0.00%

Phillip Kenny	25,000	-- (2)	37,500	0	0.00%

James Kenny	25,000	-- (2)	37,500	0	0.00%

William Byrd	50,000	-- (2)	75,000	0	0.00%

Anglo Pacific Group PLC(11)	570,000	2.52%	855,000	0	0.00%

Absolute Resource Company LP (12)	150,000		225,000	0	0.00%
		-- (2)
RAB Special Situations(13)	2,150,000	9.50%	3,225,000	0	0.00%

TOTAL			7,081,920

(1) The ultimate beneficial owner of 1536815 Ontario Ltd. is Michael Wekerle.
(2) Less than one percent.
(3) Genevest Inc. is a publicly traded company based in Toronto, Ontario engaged in the business of funding emerging growth businesses and whose stock is traded on the TSX-Venture Exchange.
(4) The ultimate beneficial owner of Mining Financial Services Inc., is Tor Jensen
(5) CAT Finance AG is a privately held Swiss Financial Institution which is an Associate Participant of the SWX Swiss Exchange.
(6) Bank Sal.Oppenheim jr. & Cie Switzerland Ltd. is a privately held Swiss Financial Institution which is a Participant of the SWX Swiss Exchange.
(7) Aumerco Limited is a private investment fund based in Toronto and managed by David Mason.
(8) LOM Securities (Cayman) Limited is registered securities dealer in the Cayman Islands.
(9) The ultimate beneficial owner of Chartwell Investment Services S.A. is Martin Hubble.
(10) The ultimate beneficial owner of Atlantica, Ltd. is Arthur Jones.
(11) Anglo Pacific Group PLC is a publicly held mining company based in the United Kingdom and whose stock is traded on the London Stock Exchange and the Australian Stock Exchange.

(12) The ultimate beneficial owner of Absolute Resource Company LP is J. M. Roberts.
(13) RAB Special Situations LP is an affiliate of RAB Capital plc, a publicly held fund management company based in the United Kingdom whose stock is traded on the London Stock Exchange.

OUR BUSINESS

General

We were incorporated in the State of Nevada on May 5, 1999 with an authorized capital of 200,000,000 shares of common stock, par value $0.001 as “Quincy Resources Inc.” On July 7, 2004 we changed our name to “Quincy Gold Corp.” We own seven mineral properties as well as a natural resource mineral database. Our corporate office is located at 309 Center Street, Hancock, MI 49930, telephone number (906) 370-4695. Our administrative office is located at 120 Adelaide Street West, Suite 512, Toronto, Ontario, Canada, M5H 1T1, telephone number (416) 366-7871.

We were organized for the purpose of acquiring and developing mineral properties. We own interests in seven sets of mineral claims: the Silver Bow Property, the AG Property, the Lantern Property, the Quartz Mountain Property, the Empire Property, the Miller Property and the Seven Troughs Property.

We are in the exploration stage and will continue to be in the exploration stage until we achieve significant revenues from operations. In an exploration stage company, management devotes most of its activities in acquiring and developing mineral properties. There is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. Our ability to emerge from the exploration stage with respect to our planned principal business activity is dependent upon our ability to attain profitable operations. There is no guarantee that we will be able to identify, acquire or develop mineral properties that will produce profitability. Moreover, if a potential mineral property is identified which warrants acquisition or participation, additional funds may be required to complete the acquisition or participation, and we may not be able to obtain such financing on terms which are satisfactory to us. There is substantial doubt regarding our ability to continue as a going concern. Our management's plans for our continuation as a going concern include financing our operations through sales of our unregistered common stock. If we are not successful with our plans, investors could then lose all or a substantial portion of their investment.

Principal Product

Our principal product is the exploration, and if warranted, sale of precious minerals. Since our properties have yet to be explored by us there is no guarantee any ore body will ever be found.

Atlas Database

On January 17, 2003 we acquired Atlas Database Corp, the owner of a natural resource exploration database developed by Atlas Minerals Inc. during the period 1982 through 1997. The majority of the information contained in the database relates to research on bulk mineable precious mineralized material in the western United States, particularly sediment hosted disseminated gold deposits and volcanic hosted disseminated hot springs gold mineralized material. Our management intends to utilize this database to further its stated business objective of locating, acquiring and exploring mineral natural resource properties.

Atlas Database Corp. was acquired pursuant to an Agreement and Plan of Merger between ourselves, Atlas Database Acquisition Corp., our wholly owned subsidiary, Atlas Database Corp., Platoro West Incorporated ("Platoro") and William M. Sheriff. Mr. Sheriff is the sole Shareholder of Platoro which was, in turn, the sole shareholder of Atlas Database Corp. Pursuant to the terms of the Agreement and Plan of Merger, 6,000,000 shares of our common stock were issued to Platoro in exchange for all of the issued and outstanding shares of Atlas Database Corp., Atlas Database Acquisition Corp. merged with and into Atlas Database Corp. and its separate existence ceased. As a result of the foregoing, Atlas Database Corp. is now our wholly-owned subsidiary.

The purchase price for the Atlas Database of 6,000,000 shares of our common stock was determined through arm's length negotiations between ourselves and Platoro.

Atlas Database Corp. was formed in January, 2003 and was assigned all of Platoro's right, title and interest in and to the Atlas Database in exchange for $15,000 cash. Prior to the Agreement and Plan of Merger, Platoro was the sole shareholder of Atlas Database Corp. and therefore its parent company.

Platoro's interest in the Atlas Database was acquired pursuant to a Bill of Sale and Letter Agreement between Platoro and Atlas Minerals Inc. dated June 10, 2000. The purchase price paid by Platoro to Atlas Minerals Inc. was $15,000 cash. As required by the Letter Agreement, we have agreed to comply with the terms thereof. Accordingly, we are required to allow Atlas Minerals Inc. access to the data contained in the Atlas Database for competitive purposes, provided that Atlas Minerals Inc. provides reasonable notice. To date, Atlas Minerals Inc. has not requested access to the data. The Letter Agreement does not provide for sales of any of the data contained in the Atlas Database by Atlas Minerals Inc. to third parties, it only requires that we grant access to the data for competitive purposes. However, it does not specifically prohibit such sales nor would we receive any portion of sales proceeds. We have not obtained a legal opinion on whether or not Atlas Minerals Inc. has the right to sell any of the data contained in the Atlas Database to third parties. However, we are of the view that such sales would be a violation of the terms of the Letter Agreement and would take steps to prevent such sales. We can give no assurance that we would be successful in this regard. Pursuant to the terms of the Letter Agreement, Atlas Minerals Inc. is entitled to access the Atlas Database for the purpose of competing directly with us. Pursuant to the terms of the Letter Agreement, in the event we sell any of the data to a third party we are required to pay Atlas Minerals Inc. 25% of the proceeds of the sale. We do not require Atlas Minerals Inc.'s consent to sell any of the data in the Atlas Database to any third party.

Pursuant to the terms of the Agreement and Plan of Merger we have granted Platoro the option to repurchase from us the Atlas Database on an "as is, where is" basis, provided that (i) during the 365 day period prior to the exercise of the option we have not made commercial use of the Atlas Database and (ii) we have no commercially reasonable plans for use of the Atlas Database. The exercise price of the option is payment by 6,000,000 shares of our common stock. Accordingly, the option exercise price is the same as the purchase price. In the event that we sell the Atlas Database to an arm's length third party the option granted to Platoro will terminate.

Silver Bow Property

Pursuant to the terms of a Mining Lease and Agreement made the 21st day of February, 2003 between ourselves and Donald K. Jennings and Renegade Exploration (the "Owners"), we acquired the exclusive right to explore and mine ores and minerals of any kind (except oil and gas) on 73 unpatented lode mining claims, located on 1,460 acres, in Nye County, Nevada known as the Silver Bow Property. Its location is shown on the following map.

The Silver Bow leased properties are described as follows:

Name	Date Recorded	NMC Number	Expiry Date

Bow 1-3, 14, 15, 32, 33, 18 - 23, & 25	March 1, 2002	828189 – 828202	August 31, 2004

Bow 4 - 13, 16, 17, 24, 26 - 73	April 14, 2003	8464429- 846487	August 31, 2004

The lease is subject to a 3% Net Smelter Return (NSR) royalty in favor of the Owners. We have the right to purchase two thirds of the NSR for $1,500,000 and the final third for an additional $2,000,000. The lease has a term of 15 years, provided that the following advance royalty payments are made to the Owners:

  $10,000 upon signing (paid);

  $15,000 on February 21 st, 2004 (paid);

  $20,000 on February 21 st, 2005;

  $30,000 on February 21 st, 2006;

  $40,000 on February 21 st, 2007;

  $50,000 on February 21 st, 2008; and

  $50,000 on each February 21 st thereafter.

While as at the date hereof we have sufficient funds to pay the advance royalty payments due on February 21st, 2005, there is no guarantee that we will have sufficient funds to make such payment when it is due. In addition, we may not have the funds to make the advance royalty payments due beginning February 21st, 2006. To have the funds available we will either seek advances from our directors or officers, or engage in additional offerings of our stock. At present, we have made no arrangements to do any of these two methods of fund raising. In the event that we determine that the Silver Bow Property does not merit further exploration, we will not make any further advance royalty payments. If we fail to make the advance royalty payments the Mining Lease and Agreement will terminate and we will lose our interest in the Silver Bow Property. Pursuant to the terms of the Mining Lease and Agreement we have also agreed with the Owners that, in the event that we locate any additional unpatented mining claims within an "Area of Interest" surrounding the Silver Bow Property, such claims will be subject to the Mining Lease and Agreement and, as a result, we will be obligated to pay a 3% NSR royalty referred to above to the Owners in respect of such claims. In the event that any claims we locate are inside the "Area of Interest" and are subject to a royalty payable to a third party, the 3% NSR royalty payable to the Owners will be reduced on a dollar for dollar basis. The "Area of Interest" is defined by specific boundaries and encompasses 1,887 hectares located around the Silver Bow Property.

The claims comprising the Silver Bow Property are numbered Bow 1-73 and are registered in the name of Donald K. Jennings. Maintenance fees on these claims have been paid until September 1, 2004. As a result of the fact that these claims are not registered in our name, other mining companies could claim interests in the 73 unpatented mining claims or challenge our right to conduct exploration activities on the Silver Bow Property.

The acquisition of the Silver Bow Property was based on an examination by two exploration geologists, Thomas Skimming and William Utterback, of: (i) past exploration programs by other companies and individuals; and (ii) the production history of the Silver Bow area and its strategic location within the Midway Structural Trend. The examination led Messrs. Skimming and Utterback to the conclusion that the Silver Bow Property was one of merit, that it exhibited significant gold and silver potential, and warranted further exploration. They then recommended that we negotiate an option agreement for the Silver Bow Property. Messrs. Skimming and Utterback have no interests in the Silver Bow Property. Messrs. Skimming and Utterback are directors with extensive exploration experience in the State of Nevada.

There are no known reserves on the Silver Bow Property and any proposed program by us is exploratory in nature.

The Bow claims are located within the Silverbow Mining District in Nye County, approximately 50 miles east-southeast of the town of Tonopah in south-central Nevada. More precisely, the claims are situated in sections 26 and 32-36 inclusive, T1N, R49E in the central part of the Kawich Mountain Range. The Nellis Air Force Bombing Range borders the area to the south. Access is by paved road east of Tonopah on SR 6 and southeast on the access road to the Nevada Test Site boundary and then approximately 20 miles of poorly maintained single track gravel road.

We have not conducted any significant exploration activities on the Silver Bow Property.

Climate, Local Resources and Physiography

The Silver Bow Property lies at elevations ranging from 6,500 to 7,600 feet above mean sea level within a moderately rugged terrain. The climate is classified as high arid desert. Temperatures vary from 110ºF in the summer to 0ºF in the winter with an average precipitation of only 3.50 inches per year.

History

The first discoveries of gold and silver in the Silverbow District were made in the fall of 1904. The first shipments of ore were made in 1906 and by the fall of the same year, the area was abandoned. The area became active again in 1913 and 1920 when small stamp mills were built.

In 1929, a 50-ton flotation mill was constructed at the Blue Horse Mine but operated for only a short time. During 1940 to 1942, lessees shipped about 160 tons of ore from the Silver Glance Mine averaging .05 ounces per ton in gold and 35 ounces per ton in silver. The mines of the Silverbow District were the most consistent gold and silver producers in the area. Ore was shipped annually from the district from 1906 through 1955 with only a few short gaps of no recorded production. Total production from the Silverbow District as calculated by the United States Bureau of Mines (USBM) is 3,246 tons of ore yielding 8,709 ounces of gold and 90,570 ounces of silver. As late as 1964, several of the mines were re-opened but were worked for only a short time.

Since the early 1960s there have been at least four programs of exploratory drilling carried out in the Silverbow District. A total of 17 core and rotary drill holes were completed by the Browne Group in the gulch west of the Silverbow townsite in the 1960s. Amoco Minerals Co. completed 6 rotary drill holes north of the townsite and near the Hillside Mine in 1983-1984. Later in the 1980s, several rotary holes were drilled by NERCO. In late 1993 and early 1994, the Phelps Dodge Mining Co. carried out a program of reverse circulation rotary drilling in the ridge west of the Silverbow townsite. In 1997, Placer Dome Inc. finished the latest round of drilling and concluded that a target meeting their size requirements was unlikely and quitclaimed the property to NevSearch, L.L.C.

We estimate that an initial exploration program on the Silver Bow Property will cost approximately $125,000. This amount provides for a complete review and assessment of the results from all the previous exploration carried out on the property for which information is available or can be obtained ($10,000); mapping and sampling of the existing and accessible underground workings ($15,000) and approximately 10,000 feet of drilling, which would include geological supervision, logging, sampling and assaying ($100,000).

Subject to obtaining sufficient financing we plan to review these mineral claims and, if warranted, undertake further exploration activities.

AG Property

In March 2003, we staked 43 lode mining claims in Humboldt County, Nevada known as the AG Property. The claims are registered in our name.

The AG mining claims are described as follows:

Name	Date Recorded	NMC Number	Expiry Date
AG 11-53	March 3, 2003	844139-844181	August 31, 2004

The AG Property is located approximately 32 miles northwest of the town of Orovada in Humboldt County, Nevada. The Property lies within the Bilk Creek Mountains, as shown on the following map, and encompasses a small hill.

Figure 1.- Index map.

Granite hosted
quartz veins
T35N
Agate Group
R32E
Access road
Nevada
Reno
N
Silicified
Mesozoic
rocks
Sand Canyon
Scale 1:250000
5
0
5 Miles
Base map: Vya AMS Sheet

Access to the Property is from the town of Winnemucca located in northern Nevada on Interstate Route 80, north on U.S. Route 95, then northwesterly on Nevada State Route 140 to the Fort McDermott Indian Reservation, then along an unimproved dirt road running north through Sand Canyon for approximately 22 miles to the Property.

The acquisition of the AG Property was based on the results of an exploration program previously carried out by Noranda Exploration, Inc. in 1983 on ground presently encompassed by the AG Property. Thomas Skimming and William Utterback, exploration geologists, also conducted a field examination. They identified evidence of banded, epithermal, quartz-adularia veins on the property which exhibited "angel wing" textures characteristic of many of the epithermal quartz veins that have been developed as gold mines in the state of Nevada. Messrs. Skimming and Utterback have no interest in the AG Property.

We have not conducted any exploration activities on the AG property. Subject to obtaining sufficient financing we plan to review these mineral claims and, if warranted, undertake further exploration activities. We are presently in the exploration stage and there is no assurance that a commercially viable mineral deposit, a reserve, exists in the AG Property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility.

There are no known reserves on the AG Property and any proposed program by us is exploratory in nature.

Climate, Local Resources and Physiography

The AG Property lies at elevations ranging from 6,000 to 6,700 feet above mean sea level within a moderately rugged terrain. Agate Point, the most prominent topographic feature on the Property, has an elevation of 6728 feet above mean sea level. The climate is classified as high arid to semi-arid desert. Temperatures vary from 100ºF in the summer to -10ºF in the winter with an average precipitation of approximately 5 inches per year which is mainly in the form of snow during the winter months.

History

During a routine field investigation in 1983 in Sand Canyon at the south end of the Bilk Creek Mountain Range, geologists of Noranda Exploration Inc. noticed a north trending structure extending to Agate Point which suggested an extensive area of silica alteration.

Preliminary sampling indicated anomalous gold, arsenic, antimony and mercury in brecciated and stockwork veined volcanic rocks. During the following year, geological mapping was carried out to identify the volcanic stratigraphy, structure and the distribution and type of alteration exhibited in the rocks. Geochemical sampling was done to identify areas with anomalous concentrations of precious metals and pathfinder elements. This data was examined and preliminary models were constructed. As a result of their findings, Noranda concluded that the Agate Point area has low potential for a large tonnage, economic precious metal deposit (open pit, heap leach-type of deposit) but noted the potential for a structurally controlled, high grade-type deposit in the area.

Around 1990, Geomex Minerals Inc. acquired the AG Property and drilled two shallow holes approximately 2000 feet apart in the central area near Agate Point. One of these was collared near the granite contact. The results of their drilling are not available but it is known that they were looking for a bulk tonnage deposit.

It is estimated initial exploration program on the AG Property will cost approximately $75,000. This amount provides for additional sampling of the vein system in the central portion of the Property together with sample analyses ($15,000), test geophysical surveys and the construction of a control grid ($10,000) and approximately 5,000 feet of reverse-circulation drilling at an all inclusive cost of $10 per foot, which would include geological supervision, logging, sampling and assaying of drill samples ($50,000).

Lantern Property

On July 31, 2003, we entered into a mining lease with Newmont Mining Corporation for patented fee land totaling 1,123 acres, and also received a quit claim deed for 340 acres consisting of 22 unpatented mining claims. The property is known as the Lantern Property. Platoro West Incorporated, a corporation controlled by one of our shareholders, namely William Sheriff, is also a party to the Mining Lease. Specifically excluded from the agreement are 22 unpatented mining claims under lease to Romios Gold Resources, Inc. a Canadian corporation.

Platoro West Incorporated began negotiating with Newmont in 2002 to acquire the Lantern Property and made certain maintenance fee payments in respect of the claims comprising the Lantern Property in contemplation of a definitive agreement being reached with Newmont. In 2003, as part of these negotiations, Platoro proposed to Newmont that Platoro would lease the Lantern Property from Newmont and, in turn, sublease the Lantern property to us. Newmont requested instead that both Platoro and ourselves be party to the mining lease agreement. We have agreed with Platoro that we will reimburse Platoro for all out-of-pocket costs incurred by it in respect of maintaining the Lantern Property prior to the date of the mining lease agreement and that, in the event that we do not elect to conduct exploration work on the Lantern Property, we will transfer the Lantern Property to Platoro, subject to the terms of the mining lease agreement. We are of the view that this arrangement does not give rise to a conflict of interest as neither William Sheriff nor Platoro are directors of ours.

The Lantern Property is located in Pershing County, Nevada, about 62 miles from Winnemucca, Nevada. Access to the property is from the town of Lovelock located on Interstate Highway No. 80 over Nevada State Route 399 for 15 miles and then an additional 35 miles to the north over unimproved gravel roads.

The 17 unpatented mining claims deeded to us as part of the Lantern Property are as follows:

Name	NMC Number	Expiry Date

Petal 1-8	772574-772581	August 31, 2004

Petal 29-36	772602-772609	August 31, 2004

Petal 38	772611	August 31, 2004

The leased portions of the Lantern Property are 29-OSP-0001(NLRC 182054) and 29-OSP-0006(182092). Under the lease agreement, we are required to spend the following amounts on exploration and assessment work:

  $25,000 during the 12 month period ended July 31, 2005;

  $25,000 during the 12 month period ended July 31, 2006;

  $50,000 during the 12 month period ended July 31, 2007;

  $50,000 during the 12 month period ended July 31, 2008;

  $50,000 during the 12 month period ended July 31, 2009;

  $50,000 during the 12 month period ended July 31, 2010;

  $50,000 during the 12 month period ended July 31, 2011;

  $50,000 during the 12 month period ended July 31, 2012; and

  $100,000 during the 12 month period ended July 31, 2013 and each July 31 thereafter as long as the agreement is ineffect.

The lease is subject to a maximum 4 % Net Smelter Return (NSR) royalty in favor of Newmont Mining Corporation. Newmont Mining Corporation also retained a preferential ore processing right. We are required to undertake a feasibility study.

While as at the date hereof we have sufficient funds to pay the initial exploration and assessment work due by July 31, 2005, there is no guarantee that we will have sufficient funds to make such payment when due. In the event that we do not have adequate funds available we will either seek advances from our directors or officers, or engage in additional offerings of our stock. At present, we have made no arrangements to do any of these two methods of fund raising. In the event that we determine that the Lantern Property does not merit further exploration, we will not make any further exploration expenditures. If we fail to make the exploration expenditures the mining lease will terminate and we will lose our interest in the Lantern Property.

We are also responsible for all taxes and federal maintenance fees for the property. Newmont also has the option to create a joint venture with us. We can terminate the lease agreement at any time after spending $100,000 on exploration and assessment work.

There are no known reserves on the Lantern Property and any proposed program by us is exploratory in nature.

Newmont has told us that the current owner of the property, Nevada Land and Resource Company LLC, has filed a lawsuit challenging the validity of leases for the Lantern Property. A July 12, 2002, trial court decision rejected Nevada Land and Resource Company claims. That decision is now on appeal to the Nevada Supreme Court.

We have not conducted any exploration activities on the Lantern Property. Subject to obtaining sufficient financing we plan to review these mineral claims and, if warranted, undertake further exploration activities. We are presently in the exploration stage and there is no assurance that a commercially viable mineral deposit, a reserve, exists in the Lantern Property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility.

Acquisition of our interests in the Lantern Property was based on the professional judgment and evaluation of two exploration geologists, Thomas Skimming and William Utterback. Messrs. Skimming and Utterback are directors with extensive exploration experience in the State of Nevada. Messrs. Skimming and Utterback have no interest in the Lantern Property.

Climate and Physiography

The Lantern Property is situated near the southwestern end of the Antelope Range within a cluster of low hills ranging between 4,800 and 5,200 feet elevation. Vegetation consists essentially of sparse amounts of sage brush and patches of native grasses.

The climate is high arid desert with light snow falls during the winter months that usually melt before March and rarely accumulates to depths that would inhibit travel. The area is dry throughout most of the year.

History

Since 1980, several companies, principally Santa Fe Pacific Gold Corporation and Newmont Mining Corporation have conducted comprehensive exploration programs within portions of the boundaries of the existing Lantern Property. This work, consisting largely of geological mapping, soil and rock geochemical surveys, various geophysical surveys and extensive drilling, identified a low-grade resource reported to contain 268,000 gold equivalent ounces. Higher grade intercepts of gold mineralization were encountered in banded, epithermal quartz veins during the drilling but were never evaluated with deeper, systematic drilling. The earlier exploration programs focused on the potential for a low-grade, bulk tonnage-type of gold deposit on the property but did not address the potential of a deeper, high-grade, bonanza-type of gold mineralization.

Budget

We estimate that an initial exploration program on the Lantern Property will cost approximately $100,000. This amount provides for an in-depth review and assessment of the results from all the previous exploration carried out on the Lantern Property for which technical data and general information is available to us and approximately 10,000 feet of reverse circulation drilling which would include geological supervision, logging, sampling, assaying and general administrative costs.

Quartz Mountain Property

Pursuant to the terms of an Option Agreement made as of October 15, 2003 with Seabridge Gold Corporation (a wholly-owned subsidiary of Seabridge Gold Inc.) ("Seabridge") we acquired an exclusive option to earn a 50% interest in 67 unpatented mining claims located in Lake County, Oregon known as the Quartz Mountain Property, subject to certain exclusions. Our rights pursuant to the Option Agreement specifically exclude a reported 2.7 million ounce low-grade gold resource, discussed below. Our exploration program will focus on other reported grades of mineralization.

Pursuant to the terms of the Option Agreement, in order to maintain our option and earn the 50% interest we must:

•	incur cumulative exploration expenditures of $1,500,000 on or before October 15, 2008 as follows
	°	by October 15, 2004, $100,000,
	°	by October 15, 2005, $250,000,
	°	by October 15, 2006, $500,000, and
	°	by October 15, 2008, $1,500,000;
•	issue to Seabridge 250,000 shares of our common stock as follows
	°	50,000 shares on execution of the Option Agreement (which shares have been issued), and
	°	200,000 shares with 30 days of satisfying the expenditure obligations described above.

If those conditions are satisfied, we will be deemed to have exercised the option and earned our 50% interest in the Quartz Mountain Property, at which time we will be deemed to have entered into a Joint Venture Agreement with Seabridge. While currently we have sufficient funds to make the cumulative exploration expenditures due by October 15, 2004, there is no guarantee that we will have sufficient funds to make such expenditures when due. In addition, we may not have funds to make the cumulative exploration expenditures due beginning October 15, 2005. In the event we do not have the funds available, we will either seek advances from our directors or officers, or engage in additional offerings of our stock. At present, we have no arrangements to do any of these two methods of fund raising. In the event we determine the Quartz Mountain Property does not merit further exploration, we will not make any further exploration expenditures. If we fail to make the exploration expenditures, the Option Agreement will terminate and we will lose our interest in the Quartz Mountain Property.

We may also increase our interest in the Quartz Mountain Property from 50% to 62.5% by (i) funding 100% of a feasibility study on the Quartz Mountain Property within three years; and (ii) issuing 250,000 shares at the completion of the feasibility study.

We are required to make the first $100,000 of expenditures and to pay all fees required to keep the Quartz Mountain Property in good standing. Once we have made the first $100,000 of expenditures we may terminate the Option Agreement on 60 days written notice to Seabridge.

We have also agreed with Seabridge that, if the parties to the Option Agreement acquire any additional mineral properties within two miles of the outer boundaries of the Quartz Mountain Property, such properties will immediately be subject to the Option Agreement.

The Option Agreement is subject to two Royalty Agreements, the first of which is between Seabridge and William M. Sheriff, our largest shareholder (the “Sheriff Royalty”) pursuant to a Royalty Agreement dated December 18, 2001, and the second of which is between Seabridge and Quartz Mountain Resources Ltd., an arm’s length third party, (the “QMR Royalty”) pursuant to an Asset Purchase and Sale and Royalty Agreement dated December 17, 2001. Pursuant to the Sheriff Royalty, Sheriff is entitled to a 0.5% net smelter returns royalty from all ore mined on the Quartz Mountain Property, and pursuant to the QMR Royalty, Quartz Mountain Resources Ltd. is entitled to a 1% net smelter returns royalty from all ore mined on the Quartz Mountain Property.

The claims are registered in the name of Seabridge and are described as follows:

Name	Date Recorded	NMC Number	Expiry Date

4 Squares 1-8, amended	March 29, 1962	22755-22762	August 31, 2004

Angel 7-8	October 5, 1956	22763-22764	August 31, 2004

FH 5-12, 21, 23-27, 29-35, 64-65, amended	September 1, 1983	45146-45153, 45162, 45164-45168,45170-	August 31, 2004
45176, 45205, 45206

FH 14, 22, 28, 36, 66, amended	August 16, 1984	45155, 45163, 45169, 45177, 45207	August 31, 2004

NQTZ 108, 110, 143-148	February 1, 1985	81602, 81603, 81627-81632	August 31, 2004

NQTZ 191, 193	February 3, 1985	81659, 81661	August 31, 2004

QTZ 31, 32, 34, 41	June 18, 1983	63755, 63756, 63758, 63765	August 31, 2004

QTZ 43, 67-70, 77, 79	June 19, 1983	63767, 63791-63794, 63801, 63803	August 31, 2004

TRA 1-8	September 1, 1983	66682-66689	August 31, 2004

The Quartz Mountain Property is located in the Fremont National Forest in south-central Oregon approximately 30 miles west-northwest of the town of Lakeview on Oregon State Highway 140 as shown on the following map.

WASHINGTON
OREGON
IDAHO
CALIFORNIA
NEVADA
Quartz Mountain Property
Grassy Mountain Property
Astoria
Seaside
Tillamook
Portland
Gresham
Hood River
The Dalles
Pendleton
Elgin
Wallowa
Enterprise
La Grande
Ukiah
Heppner
Maupin
Fossil
Lincoln City
Salem
Newport
Albany
Corvallis
Waldport
Sweet Home
Madras
Sisters
Prineville
Redmond
Bend
John Day
Baker City
Florence
Eugene
Springfield
Oakridge
Lapine
Burns
Vale
Ontario
Nyssa
Coos Bay
Roseburg
Silver Lake
Harney Lake
Lake Owyhee
Port Orford
Canyonville
Crater Lake
Prospect
Summer Lake
Malheur Lake
Gold Beach
Grants Pass
Upper Klamath Lake
Chiloquin
Paisley
Lake Abert
Medford
Ashland
Bly
Valley Falls
Brookings
Klamath Falls
Goose Lake
Lakeview
0 20 40 60 80 100
miles

Oregon
United States

SEABRIDGE GOLD PROPERTIES

Seabridge Gold Inc.

Oregon, USA
Property Location Map

Access to the Quartz Mountain Property from Highway 140 is via several secondary paved and gravel service access roads to the Fremont National Forest that are maintained by the United States Forest Service.

The acquisition of the Quartz Mountain Property was based on a review of the results of a number of exploration programs that were carried out in the past and on the professional judgment and evaluation of two exploration geologists, Thomas Skimming and George Cole. Messrs. Skimming and Cole are directors with extensive exploration experience in the State of Oregon. Messrs. Skimming and Cole have no interest in the Quartz Mountain Property.

We have not conducted any exploration activities on the Quartz Mountain Property. Subject to obtaining sufficient financing we plan to review these mineral claims and, if warranted, undertake further exploration activities. We are presently in the exploration stage and there is no assurance that a commercially viable mineral deposit, a reserve, exists in the Quartz Mountain Property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility.

There are no known reserves on the Quartz Mountain Property and any proposed program by us is exploratory in nature.

Climate, Local Resources and Physiography

The Quartz Mountain Property is situated at an elevation of around 6,000 feet above mean sea level in the Basin and Range Province that extends from Nevada into southern Oregon. The annual precipitation in this region averages 20 inches, most of which falls as snow between the months of October and April. Vegetation is characterized by an open, park-like, pine forest with sparse underbrush that consists of low profile shrubs and patches of native grasses.

History

From 1982 to 1996, comprehensive exploration programs were carried out at different time periods by The Anaconda Company, Wavecrest Resources Ltd., Galactic Resources Ltd., Pegasus Gold Corporation and Newmont Exploration Ltd. within the boundaries of the existing Quartz Mountain Property. These programs, which consisted essentially of geological mapping, soil and rock geochemistry, various geophysical surveys and extensive reverse-circulation and core drilling identified a total (measured, indicated and inferred) low-grade resource reported to contain 2.7 million ounces of gold. Higher grade intercepts of gold mineralization were encountered in silica flooded sulphide breccias, multiple quartz veinlets and banded, epithermal quartz veins during the drilling but, excluding a small drill program that was carried out by Quartz Mountain Gold Corporation (a joint venture between Wavecrest Resources Ltd. and Galactic Resources Ltd.) during the fall of 1988, these high grade gold intercepts were never evaluated with deeper, systematic drilling. The earlier exploration programs focused on the potential for a low-grade, bulk tonnage-type of gold deposit but was not seriously pursued.

Little to no work has been performed on the Quartz Mountain Property since 1996.

Budget

An exploration program to assess the significance of the high grade gold intersections encountered in earlier drilling on the Quartz Mountain Property has been recommended by Resource Modeling Incorporated of Tucson, Arizona. The exploration program is budgeted at $1,350,000 and is to include drilling 36 core and reverse circulation holes totaling 33,650 feet on the Quartz Mountain Property. The work program commenced in July, 2004.

Empire Property

On December 15, 2003 we entered into a Mining Lease and Agreement with Nevada Contact Inc., in respect of 22 unpatented mineral claims (except oil and gas) situated in Owhee County, Idaho (the "Empire Claims") and certain additional lands (except oil and gas) comprising 552 acres, more or less, also located in Owhee County, Idaho pursuant to a State of Idaho Department of Lands Mineral Lease (the "Empire Lease").

In order to maintain the lease on the Empire Claims and the Empire Lease we are required to make an annual advance royalty payment of $10,000 on December 15 of each year beginning December 15, 2003.

While currently we have sufficient funds to make the advance royalty payment due by December 15, 2004, there is no guarantee that we will have sufficient funds to make future advance royalty payments when due. In the event we do not have the funds available, we will either seek advances from our directors or officers, or engage in additional offerings of our stock. At present, we have no arrangements to do any of these two methods of fund raising. In the event we determine the Empire Property does not merit further exploration, we will not make any further exploration expenditures. If we fail to make the exploration expenditures, the Mining Lease and Agreement will terminate and we will lose our interest in the Empire Property.

The Empire Claims are subject to a 3% net smelter return royalty (which shall be reduced to 1% after Nevada Contact Inc. has received total compensation of $1,000,000) and the Empire Lease is subject to a 1% net smelter return royalty.

The Empire Claims are registered in the name of Nevada Contact, Inc. and are described as follows:

Name	Date Recorded	NMC Number	Expiry Date

WE-1 – WE-22	August 18, 2003	185539-185560	August 31, 2004

The Empire Lease is described as Mineral Lease Number 9315, dated July 1, 2002 between the State of Idaho and Nevada Contact, Inc.

Pursuant to the terms of the Mining Lease and Agreement we have also agreed with Nevada Contact Inc. that, in the event we locate any additional unpatented mining claims within an "Area of Interest" surrounding the Empire Property, such claims will be subject to the Mining Lease and Agreement. The "Area of Interest" extends 2,640 feet from the exterior perimeter of the Empire Property.

The Empire Property (formerly known as the War Eagle Property) is located in Owyhee County in the southwest corner of the state of Idaho approximately 50 miles in a straight line southwest of the city of Boise, as shown on the following map.

PROPERTY LOCATION MAP
IDAHO
Coeur d'Alene
Moscow
Weiser
Payette
Caldwell
Boise
Nampa
Mountain Home
Gooding
Rupert
Burley
Twin Falls
American Falls
Pocatello
Blackfoot
Shelley
Idaho Falls
Rexburg
Atomic City
Location of EMPIRE PROPERTY

Access to the Empire Property is from Boise on Interstate Highway 84 for a distance of 29 miles to the town of Nampa, then south on County Road 45 for approximately 40 miles to the town of Murphy and then southwesterly along a secondary road for 25 miles to the Empire Property on War Eagle Mountain, immediately east of the town of Silver City. The property is located at elevations ranging from 6,200 to 7,500 feet above mean sea level.

The acquisition of the Empire Property was based on a general review of the results of previous drilling that was carried out on the property, notably that by War Eagle Resources Corp and Nevada Contact, Inc. and an onsite examination of the property by William Utterback, a director, who concluded that the Empire Property was a property of merit and as a result, recommended to our management that an option to acquire the property be negotiated with Nevada Contact, Inc.

We have not conducted any exploration activities on the Empire Property. Subject to obtaining sufficient financing we plan to review these mineral claims and, if warranted, undertake further exploration activities. We are presently in the exploration stage and there is no assurance that a commercially viable mineral deposit, a reserve, exists in the Empire Property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility.

There are no known reserves on the Empire Property and any proposed program by us is exploratory in nature

Climate, Local Resources and Physiography

In the vicinity of the Empire Property, the annual mean temperature recorded during the period 1978 through 1999 was 45.6º F and the mean winter temperature during the months of December, January and February during this same period was 28.0º F. Mean annual precipitation during the period May through November was recorded at 22.11 inches and the mean annual snowfall during the fall and winter months of November through March was recorded at 93.5 inches.

History

The geology of the Empire Property is similar to that of most of the Delmar – Silver City District within which the Empire Property is located. A granite batholith of Cretaceous age makes up the basement rock. It in turn is overlain by a series of Tertiary felsic volcanic rocks and volcanic derived sedimentary rocks.

Prospecting in the area has been ongoing since the late 1800s. Modern exploration began on the Empire Property in the late 1980s when War Eagle Resources Corp acquired the lease on section 16 and staked much of the surrounding land. War Eagle drilled several holes and discovered gold in the north central portion of the property. War Eagle then leased the property to Nerco and subsequently to Kinross Gold Corporation who was operating the nearby Delamar gold-silver mine. Kinross maintained the lease until March 2002, but never conducted any significant amount of exploration on the property. Nevada Contact, Inc acquired the state lease in June 2002 and staked 22 contiguous lode claims. Previous operators drilled a total of 102 holes within the area encompassed by the Empire Property. Eighty-nine of these are reverse-circulation holes and thirteen are core holes. Many of these holes encountered significant gold mineralization ranging in widths from 5.0 to 105.0 feet grading 0.945 opt to 0.174 opt in gold, respectively. Most recently, Nevada Contact, Inc. drilled three core holes totaling 3,846 feet. These holes tested down-dip projections of three surface anomalies generated by reconnaissance geological mapping, rock sampling and soil geochemistry. Encouraging results were obtained from all three holes with at least one interval in each hole returning in excess of 0.10 opt in gold. All three holes had numerous anomalous gold and silver intervals to greater than 1,000 feet depths. Visible gold was noted in numerous quartz veinlets near the granite-volcanic contact in one hole.

Budget

We estimate that an initial exploration program on the Empire Property will cost approximately $250,000. This amount provides for an in-depth review and assessment of the results from all the previous exploration carried out on the Empire Property for which technical data and general information has been provided to us by Nevada Contact, Inc., permitting and bonding and approximately 10,000 feet of drilling which would include geological supervision, logging, sampling, assaying and general administrative costs. The drilling will be designed to establish continuity and grade along known gold-bearing veins on the property that have yielded high grade gold and silver intercepts in previous drilling. Further drilling will probe the untested surface anomalies.

Miller Property

In January, 2004 we entered into a Mining Lease and Agreement with Pacific Intermountain Gold Corporation pursuant to which we leased 21 unpatented lode claims located in Esmeralda County, Nevada known as the "Miller Property". William Sheriff, our largest shareholder, holds a minority (25%) interest in Pacific Intermountain Gold Corporation. Under the Mining Lease and Agreement we have paid an advance royalty of $5,000 and are required to complete a $20,000 work commitment by January 23, 2005. In order to maintain the lease we are required to make the following additional advance royalty payments and exploration expenditures:

Date	Advance Royalty Payment	Exploration Expenditure

January 23, 2004 (paid)	$5,000	$Nil

January 23, 2005	$7,500	$20,000

January 23, 2006	$10,000	$30,000

January 23, 2007	$15,000	$50,000

January 23, 2008	$30,000	$70,000

January 23, 2009 and every January 23 thereafter	$50,000	$100,000, until commencement of commercial production

Pursuant to the Mining Lease and Agreement the Miller Property is subject to a sliding scale net smelter returns royalty ranging from 2% for gold prices under $300.00/oz to 5% for gold prices in excess of $500.00/oz. Advance royalty payments are credited against the sliding scale net smelter returns royalty.

While currently we have sufficient funds to make the advance royalty payments and exploration expenditures due by January 23, 2005, there is no guarantee that we will have sufficient funds to make future advance royalty payments and exploration expenditures when due. In the event we do not have the funds available, we will either seek advances from our directors or officers, or engage in additional offerings of our stock. At present, we have no arrangements to do any of these two methods of fund raising. In the event we determine the Miller Property does not merit further exploration, we will not make any further advance royalty payments or exploration expenditures. If we fail to make the advance royalty payments or exploration expenditures, the Mining Lease and Agreement will terminate and we will lose our interest in the Miller Property.

The claims comprised in the Miller Property are registered in the name of Pacific Intermountain Gold Corporation and are described as follows:

Name	Date Recorded	BLM Serial Number	Expiry Date
AS-1 – AS-21	December 30, 2002	839526-839546	August 31, 2004

Pursuant to the terms of the Mining Lease and Agreement we have also agreed with Pacific Intermountain Gold Corporation that, in the event we locate any additional unpatented mining claims within an "Area of Interest" surrounding the Miller Property, such claims will be subject to the Mining Lease and Agreement. The "Area of Interest" extends 5,280 feet from the exterior perimeter of the Miller Property.

The Miller Property is located in Esmeralda County in the southwestern portion of the State of Nevada, approximately 13 miles in a straight line, west of the town of Tonopah located at the intersection of U.S. Routes 6 and 95, as shown on the following map.

PROPERTY LOCATION MAP
Location of SEVEN TROUGHS PROPERTY
Location of MILLERS PROPERTY
CALIFORNIA
WASH
LASSEN
PLUMAS
SIERRA
NEVADA
PLACER
ELDORADO
ALPINE
MONO
PERSHING
CHURCHILL
LANDER
STOREY
LYON
DOUGLAS
MINERAL
ESMERALDA
Winnemucca
Lovelock
Reno
Sparks
Carson City
Fallon
Hawthorne
Tonopah
Pyramid Lake Indian Reservation
Walker River Indian Reservation
Humboldt Wildlife Management Area
Fallon National Wildlife Refuge
Stillwater Wildlife Management Area
Humboldt-Toiyabe National Forest
Inyo National Forest
Yosemite National Park
THE GREAT SEAL OF THE STATE OF NEVADA
ALL FOR OUR COUNTRY
N
NE
E
SE
S
SW
W
NW

Access to the property is from the town of Tonopah, west on U.S.Route 6 for a distance of 12 miles and then an additional 8.5 miles in a south-southwesterly direction over a dirt road, suitable only for a 4-wheel drive vehicle.

The acquisition of the Miller Property was based partly on a review of the results of previous work carried out on the property, but mainly on an on-site visit to the property by Thomas Skimming, William Utterback, George Cole, Kathy Tureck, our Exploration Manager and Dave Rowe, a technical affiliate of ours, all of whom, collectively, concluded that the property was one that exhibited considerable exploration potential for gold mineralization at depth and as a result, recommended to our management that an option to acquire the property be negotiated with the property owners. All of the preceding persons are qualified geologists with considerable exploration experience both in the state of Nevada and worldwide.

Climate, Local Resources and Physiography

The property is located on the eastern flank of Lone Mountain in the Weepah Hills at an elevation of approximately 6,500 feet. Vegetation consists of a variety of low profile shrubs including creosote, sage brush and a sparse distribution of grasses. The climate is classified as high arid desert which features light snow falls during the winter months that usually melt before March and is characterized by hot, dry summers.

Geology & Exploration History

A number of small gold and silver prospects dating back to the late 1800s occur both on the Miller Property and on the surrounding area. Dickenson-Nevada Mines held a property (now encompassed by the Miller Property) in the late 1980s and conducted extensive soil sampling which identified a large area, approximately one mile in length, which contained anomalous amounts of gold and silver. Six holes totaling 2,470 feet in length were drilled to test these anomalies to depths ranging between 355 and 505 feet by Dickenson-Nevada. Although the anomalies were targeted, the vein characteristic of the chalcedony was not clearly recognized explaining why the veins were only intersected in two holes. Drill hole MS-1 intersected the quartz veining at about 115 feet with a high gold assay of .03 opt. Hole MS-2 intersected a 40 feet thick zone of chalcedonic veining between 160 and 200 feet in the hole which assayed .01 opt in gold. Based upon field observations of the texture of the veining, the boiling zone is likely to be 300 to 700 feet below the surface. The boiling zone would be the preferred target for bonanza style mineralization. It is significant to note that there is not a single vein trending N-S as suggested by some of the existing data but rather there is a zone of en echelon, high level, epithermal veins each of which trends to the NNE. The existence of multiple veins, the length of the vein (ie +5000 feet in length), the evidence of multiple phase Tertiary igneous activity and the lack of modern exploration are all positive indicators suggesting the potential of bonanza style epithermal mineralization at depth on the Miller Property.

The Miller Property is centered on a large, chalcedonic vein that has been traced along surface for more than a mile. This vein ranges from 5 to more than 30 feet in width and displays classic high level, low temperature quartz textures. Calcite veining accompanies the chalcedony locally and is dominant in select vein segments. The main vein is the largest of at least 5 parallel to sub-parallel veins occurring in a broad vein zone measuring up to 400 feet in width. The veins cut a number of rock types including a Jurassic granite and sediments and metasediments of Cambrian age intruded by and partially covered by a variety of Tertiary rhyolitic intrusives and volcanics.

Budget

An exploration program to assess the significance of the gold-bearing, epithermal quartz vein system on the property has yet to be developed and budgeted; however, an initial minimum program involving an expenditure of $ 100,000 is envisaged. This amount would provide for detailed geochemical and geophysical surveys and approximately 10,000 feet of reverse circulation drilling which would include geological supervision, logging, sampling assaying and general program administrative costs.

There are no known reserves on the Miller Property and any proposed program by us is exploratory in nature. We have not conducted any exploration activities on the Miller Property. Subject to obtaining sufficient financing we plan to review these mineral claims and, if warranted, undertake further exploration activities. We are presently in the exploration stage and there is no assurance that a commercially viable mineral deposit, a reserve, exists in the Miller Property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility.

Seven Troughs Property

We have acquired a perpetual lease of certain mineral properties located in Pershing County, Nevada and known as the Seven Troughs Property from Newmont Capital Limited ("Newmont") pursuant to the terms of a Minerals Lease, Sublease and Agreement dated and effective March 1, 2004 between ourselves and Newmont.

The Seven Troughs Property consists of three sets of claims as follows:

  34 patented lode mining claims (6 of which are subject to a 1.5% net smelter returns royalty) and 8 unpatented lodemining claims situate in Sections 12, 13, 23-26, 35 and 36, Township 30 North, Range 28 East, and Section 7 and19, Township 30 North, Range 29 East, MDB&M, Pershing County, State of Nevada (the "Owned Claims");

  5 patented lode mining claims situate in Sections 25 and 36, Township 30 North, Range 28 East, MDB&M, Pershing County, State of Nevada which are subject to the Option and Purchase Agreement dated effective April 15,1999, between Western United Mines, Inc., a Utah corporation, and Seven Troughs Joint Venture, a Nevada JointVenture among Franco-Nevada Mining Corporation, Inc. and Euro-Nevada Mining Corporation, Inc. (the "OptionedClaims"); and

  Subleased 76 unpatented and 64 patented lode mining claims and leased 162 unpatented claims situate in Sections12, 13, 23-26, 35 and 36, Township 30 North, Range 28 East; and Sections 18, 19, 30 and 31 of Township 40 North,Range 29 East, MDB&M, Pershing County, State of Nevada which are subject to the Mining Lease (Long Form)dated December 31, 1975, between Slash, Inc., a Nevada corporation, and John M. Robinson; and to the RobinsonSeven Troughs Mineral Lease and Sublease Agreement dated as of January 1, 1999, between John M. Robinson andSeven Troughs Joint Venture, a Nevada Joint Venture among Franco-Nevada Mining Corporation, Inc. and Euro-Nevada Mining Corporation, Inc. (the "Leased Claims").

Pursuant to the terms of the Minerals Lease, Sublease and Agreement, we have been assigned Newmont's rights to the agreement between Newmont and Western United Mines, Inc. ("Western") in respect of the Optioned Claims (the "Option Agreement"). Pursuant to the Option Agreement, we are required to pay the sum of $9,000 to Western on or before April 15, 2004 and the sum of $9,000 to Western on or before April 15, 2005. We will thereafter be required to exercise the option to purchase the Optioned Claims on or before April 15, 2006 by paying to Western the sum of $300,000.

In addition, we are required to satisfy all obligations under the leases for the Leased Claims (the "Leases"). These obligations include reimbursing Newmont for the advance minimum royalty payment paid by Newmont to the lessor of certain of the Leases (the "Lessor") $25,000 (which sum has been paid), as well as making the following advance royalty payments to the Lessor:

  $50,000 on or before January 1, 2005;

  an additional $75,000 on or before January 1, 2006; and

  an additional $100,000 on or before January 1 of each year thereafter.

The advance royalty payments will be credited against a 15% net profits interest payable to the Lessor in respect of certain of the Leases. In addition, certain of the Leased Claims are subject to an additional 1% net smelter returns royalty.

Pursuant to the terms of the Minerals Lease, Sublease and Agreement, in order to keep its lease in good standing we are required to make a total of $5,000,000 in exploration expenditures as follows:

  $500,000 on or before September 1, 2005;

  an additional $650,000 on or before September 1, 2006;

  an additional $850,000 on or before September 1, 2007;

  an additional $1,250,000 on or before September 1, 2008; and

  an additional $1,750,000 on or before September 1, 2009.

Exploration expenditures during any period specified above in excess of the amounts stated shall be carried forward and credited against expenditures required in the subsequent period or periods.

The $500,000 of exploration expenditures required on or before September 1, 2005 is a firm commitment by us.

Once we have expended $2,500,000 of exploration expenditures on the Seven Troughs Property (but prior to commencement of production) we are required to provide a positive feasibility study (a "Completion Notice").

Prior to delivery of the positive feasibility study, and upon payment to us of 30% of the exploration expenditures made by us to that date, Newmont has the right to require us to enter into a joint venture on the Seven Troughs Property with Newmont having a 51% interest and us a 49% interest. Newmont will also be required to pay all expenditures by the joint venture up to an amount equal to 150% of the exploration expenditures made by us to that date. Newmont may also require us to enter into a joint venture on the Seven Troughs Property within 120 days of the delivery of the Completion Notice by paying to us 100% of the exploration expenditures made by us to that date, in which case Newmont will also be required to pay all expenditures by the joint venture up to an amount equal to 150% of the exploration expenditures made by us to that date.

In lieu of electing to enter into a joint venture, and once we have expended $2,500,000 of exploration expenditures on the Seven Troughs Property, Newmont may elect to receive a cash payment equal to 85% of the exploration expenditures made by us to that date (to a maximum of $5,500,000) following which Newmont will transfer its interest in the Seven Troughs Property to us, subject to a net smelter returns royalty on precious metals (gold, silver and platinum) as follows:

Monthly Average	Net Smelter
Gold Price (U.S.$/ounce)	Return Percentage

Less than $300	2.5%

$300 up to $399.99	3.5%

$400 up to $499.99	4.5%

$500 and over	5.5%

Pursuant to the terms of the Minerals Lease, Sublease and Agreement all lands within one-half mile of the boundaries of the Seven Troughs Property acquired by us will become part of the Seven Troughs Property and subject to the Minerals Lease, Sublease and Agreement.

In the event we determine the Seven Troughs Property does not merit further exploration, we will not make any further advance royalty payments or exploration expenditures (other than the $500,000 firm commitment). If we fail to make the advance royalty payments or exploration expenditures, the Minerals Lease, Sublease and Agreement will terminate and we will lose our interest in the Seven Troughs Property.

The subleased unpatented claims comprised in the Leased Claims are owned by Slash, Inc. and are described as follows:

Name	Date Recorded	BLM Serial Number	Expiry Date
	BLM

Rex, Rex 1, 3-6	7/9/1979	72929-72934	9/1/2004

Rusty Pick, Rusty Pick 1-6	7/9/1979	72935-72941	9/1/2004

Bum	7/9/1979	72942	9/1/2004

Gold Cup, Gold Cup 1-3	7/9/1979	72943-72946	9/1/2004

Ripsnorter	7/9/1979	72947	9/1/2004

Link No. 5	7/9/1979	72948	9/1/2004

Tunnel 2,3,5,6,7,9,11,13-24	7/9/1979	72949-72966	9/1/2004

Sunrise 1 & 2	7/9/1979	72967-72968	9/1/2004

Desert Gold	7/9/1979	72969	9/1/2004

Keystone	7/9/1979	72970	9/1/2004

Gold Prince, Gold Prince 2-5	7/9/1979	72971-72975	9/1/2004

Ford, Ford 1 - 10	7/9/1979	72976-72986	9/1/2004

Climax, Climax 1-4	7/9/1979	72987-72991	9/1/2004

Survey, Survey 1-8	7/9/1979	72992-73000	9/1/2004

Yellow Leg 1 & 2	7/9/1979	73001-73002	9/1/2004

Mountain Well	7/9/1979	73003	9/1/2004

Carlo Fraction	7/9/1979	73004	9/1/2004

The subleased patented claims comprised in the Leased Claims are owned by Slash, Inc. and are described as follows:

Name	Survey No.	Patent No.

Lookout No. 1, Lookout No. 2, Lookout No. 4	3069	32957

Rough Lock Fraction	3215	46619

Outlook No. 3, Lookout Fraction, Porphry Dike Fraction	3379	119765

Destroyer No. 1, Fairview, Fairview No. 1, Fairview No. 2, Fairview No. 3, Fairview Fraction,	3441	221095
Wedge Fraction, Tonopah, End Line Fraction, Oversight

Idwal, Cymo, L. Lewellyn, Idris, Tomy, Ivor, Arrow	3452	221904

Grafter Fraction	3503	213551

Syndicate, Syndicate Fraction, Eclipse, Eclips Fraction, Eclips Fraction No. 1	3552	512653

Eclips No. 3	3552	870845

Nancy No. 2 9/1/2004	3565	153764

Name	Survey No.	Patent No.

Thanksgiving, Thanksgiving Fraction, White Cap, White Cap Fraction	3566	144753

Fine Gold John Cleghorn	3569	261839

Yellow Dog No. 1, Yellow Dog No. 2, Badger No. 1 John Cleghorn, Badger No. 2 John Cleghorn, Jack Rabbit Fraction	3570	266590

High Up, High Up No. 1, High Up No. 2, Dixie Queen, Dixie Queen Annex, Martha G.	3677	154557

Signal Peak No. 1, Signal Peak No. 2, Signal Peak Fraction, Eureka, Great Dyke No. 2, Nancy Fraction, Humboldt	3772	298364

Lookout No. 3, Lookout No. 5, Lookout No. 6, Townsend Fraction, Canon Fraction, Saddle Fraction	3824	279173

Apex, Apex No. 1, Apex Fraction	4547	936719

The leased unpatented claims comprised in the Leased Claims are owned by John M. Robinson and are described as follows:

Name	Date Recorded BLM	BLM Serial Number	Expiry Date
CR-5-7	5/3/1978	19860-19862	9/1/2004
Lemon Mist, Lemon Mist 1-5	7/9/1979	73005-73009	9/1/2004
Micro-1 & 2	1/4/1988	456453-456454	9/1/2004
PDM 1-17	4/8/1988	470526-470542	9/1/2004
Micro 93-95	4/8/1988	470633-470635	9/1/2004
Climax B, 2b	1/24/1992	639698-639699	9/1/2004
STF 1-12	1/24/1992	639700-639711	9/1/2004
JMR 10-39	6/7/1996	740070-740099	9/1/2004
JMR 40-55	7/3/1996	741327-741342	9/1/2004
Wagon 1-2	10/23/1996	750190-750191	9/1/2004
Wagon 6-8	10/23/1996	750195-750197	9/1/2004
Wagon 13-16	10/23/1996	750202-750205	9/1/2004
Wagon 23-27	10/23/1996	750210-750214	9/1/2004
Wagon 32-34	10/23/1996	750219-750221	9/1/2004
Wagon 39-49	10/23/1996	750226-750236	9/1/2004
Wagon 55-68	10/23/1996	750242-750255	9/1/2004
Wagon 89-90	10/23/1996	750276-750277	9/1/2004
STP 1-3	4/4/1997	769073-769075	9/1/2004
JMR 71-82	1/15/1999	798923-798934	9/1/2004
JMR 87	1/15/1999	798939	9/1/2004
JMR 83R-86R	5/19/1999	804348-804351	9/1/2004
Wagon 9R	11/30/1999	809724	9/1/2004
NM 214	4/13/1999	802551, 805443-809728	9/1/2004
NM 264	7/12/1999	805443	9/1/2004
NM 265-268	11/30/1999	809725-809728	9/1/2004

The patented claims comprised in the Optioned Claims are owned by Western United Mines, Inc. and are described as follows:

Name	Survey No.	Patent No.
Portland No. 1, Portland No. 2, Portland No. 3, Portland Fr.,	4775	1119818
Seattle No. 1

The unpatented claims comprised in the Owned Claims are owned by Newmont Capital Limited and are described as follows:

Name	Date Recorded BLM	BLM Serial Number	Expiry Date
NM 178-180	4/13/1999	802515-802517	9/1/2004
NM 246-248	4/13/1999	802583-802585	9/1/2004
NM 261-262	4/13/1999	802598-802599	9/1/2004

The patented claims comprised in the Owned Claims are owned by Newmont Capital Limited and are described as follows:

Name	Survey No.	Patent No.
White Cloud No. 1, White Cloud No. 2, White Cloud No. 3, Nancy	3921	289682
No. 1, Porphyry Peak,
White Cloud Fraction
Standard No. 1, Standard No. 2, Standard Fraction, Jennie, Harnan	3469	67617
Fraction
Montezuma, Woman’s Rights, Woman’s Rights Fraction	3581	382232
Standard No. 4, Standard No. 5, Black Rock, Black Rock Extension	3638	133371
North End	3730	241847
North Pole, South Pole, North Pole Fraction, South Pole Fraction,	3969	228132
North Pole Fraction No. 1
Silver King Extension, Mispah Fraction, Franklin Fraction	3969	282180
Three Sisters	4001	313495
J.&B. No. 1, J.&B. No. 2, J.&B. No. 3, J.&B. Fraction, B.&J. No. 1,	4085	546021
Jack Shoe

The Seven Troughs Property is located in Pershing County in the northwestern portion of the state of Nevada approximately 32 miles by road northwest of the town of Lovelock, located on Interstate Highway No. 80, about midway between the city of Reno and the town of Winnemucca, as shown on the following map.

Access to the property is from the town of Lovelock over Nevada State Route 399 for 17 miles and then a further 15 miles to the northwest, over a network of partly maintained, gravel and dirt roads.

The acquisition of the Seven Troughs Property was based on a review of the results of a number of exploration programs that were carried out in the past, notably those by Franco Nevada Mining Corporation and Newmont Mining Corporation, and by Mr. Thomas Skimming. The review also included numerous discussions with qualified technical people familiar with the Seven Troughs Property and an on-site visit by Thomas Skimming, William Utterback, Kathy Tureck and Dave Rowe, all geologists affiliated with us who collectively concluded that the property was one of considerable merit, that it exhibited significant, untested potential for high-grade, gold occurrences and as a result, recommended to our management that an option to acquire the property be negotiated with the property owners.

Both Mr. Skimming and Mr. Utterback are officers and/or directors and are qualified geologists with extensive exploration experience in the state of Nevada. Messrs. Skimming and Utterback have no interest in the Seven Troughs Property.

We have not conducted any exploration activities on the Seven Troughs Property. Subject to obtaining sufficient financing we plan to review these mineral claims and, if warranted, undertake further exploration activities. We are presently in the exploration stage and there is no assurance that a commercially viable mineral deposit, a reserve, exists in the Seven Troughs Property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility.

Climate, Local Resources and Physiography

The Seven Troughs Property is situated on the eastern side of the Seven Troughs Mountain Range at elevations ranging between 4,500 and 6,500 feet. Vegetation consists principally of sparse amounts of sage brush and patches of native grasses.

The climate is classified as high arid desert which features moderate accumulations of snow above 5,000 feet elevations during the winter months that usually melt by mid-March and rarely achieves depths that would inhibit travel. The lower elevations on the property are normally dry throughout most of the year.

Geology & Exploration History

The Seven Troughs Property is located on the so-called "Sleeper Trend" between the Sleeper Mine and the historical Comstock District. The recorded historical mining production from the Seven Troughs district, which is completely encompassed by the Seven Troughs Property, is 150,000 tons of material grading 1.2 ounces of gold and 4.0 ounces of silver per ton. Much of the modern exploration drilling on the Seven Troughs Property tested shallow portions of the known vein systems. Although high grade intercepts have been encountered, follow-up work has failed to define mineable tonnages to date. However, the greatest unrealized potential of the Seven Troughs Property lies under the central graben. The entire volcanic sequence is preserved in this area and clay analyses prove that the deeper productive part of the system has not been eroded. Numerous high grade intercepts within the graben are poorly understood and require follow-up. Drilling by Franco Nevada Mining Corporation in 2000 in this area intersected several high grade intercepts including 10 feet @ 1.053 ounces per ton in gold. This zone is wide open to the north and to the south and represents a exploration opportunity.

The property is underlain by a bimodal suite of mid-Miocene volcanic rocks composed of basalt and rhyolite. Large, through-going, northerly, northwesterly and northeasterly structures form a complex zone of extensional tectonics with resulting horst and graben blocks. An area approximately 5 miles long and 2.5 miles wide, lying completely within the Seven Troughs Property, has been variably altered by shallow level hydrothermal solutions. Argillic alteration is the most widespread throughout the property, but silicification and propylitic alteration are also present. Gold and silver mineralization is hosted in banded quartz veins as well as in sheared gouge zones. The historic mining exploited spotty but very high grade ore bodies primarily in two areas at the Coalition and Fairview mines respectively.

Budget

An exploration program designed to assess the significance of the high grade gold intersections encountered in earlier drilling by Franco Nevada Mining Corporation and Newmont on the Seven Troughs Property will be determined after a complete review of all the technical data provided to us by Newmont; however, an initial, minimum exploration program involving an expenditure of $750,000 is envisaged. This amount would provide for a comprehensive review and assessment of the results from all previous exploration carried out on the property, provide for property maintenance costs and would include a preliminary drilling program involving approximately 10,000 feet of diamond drilling, which would include geological supervision, logging, sampling, assaying and general administrative costs.

Exploration Facilities

We have no plans to construct a mill or smelter on any of our mineral claims until an ore body of reasonable worth is found (which may be never).

While in the exploration phase, our crews will be living in the towns nearby our mineral properties to avoid building any permanent facilities.

Other Material Mineral Properties

Other than the foregoing (and other than any additional mineral properties which we have acquired by staking but have not yet developed exploration plans for) we have not acquired any other material mineral properties. We plan to continue to seek other material mineral properties during the next year so to diversify our holdings. Any mineral property acquisitions may involve the issuance of substantial blocks of our shares.

Employees

As at January 31, 2004, we did not have any employees either part time or full time. Daniel T. Farrell, our President, Chief Financial Officer, Secretary and director devoted approximately 75% of his time to our operations. Our other directors serve on an "as needed" basis.

We are not party to any employment contracts or collective bargaining agreements. Our management is of the view that the Nevada, Oregon and Idaho areas have relatively large pools of people experienced in exploration of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on mineral properties either as laborers or prospectors. As a result, we intend to use independent workers and consultants on a part-time basis.

Competition

In the United States there are numerous mining and exploration companies, both big and small. All of these mining companies are seeking properties of merit and availability of funds. We will have to compete against such companies to acquire the funds to develop our mineral claims. The availability of funds for exploration is sometimes limited and we may find it difficult to compete with larger and more well-known companies for capital. Even though we have the right to the minerals on our claims there is no guarantee we will be able to raise sufficient funds in the future to maintain our mineral claims in good standing. Therefore, if we do not have sufficient funds for exploration our claims might lapse and be staked by other mining interests. We might be forced to seek a joint venture partner to assist in the exploration of our mineral claims. In this case, there is the possibility that we might not be able to pay our proportionate share of the exploration costs and might be diluted to an insignificant carried interest.

Even when a commercial viable ore body is discovered, there is no guarantee competition in refining the ore will not exist. Other companies may have long term contracts with refining companies thereby inhibiting our ability to process our ore and eventually market it. At this point in time we do not have any contractual agreements to refine any potential ore we might discover on our mineral claims.

The exploration business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on our ability to attract talent from the mining field. There is no assurance that our mineral expansion plans will be realized.

Government Regulation and Environmental Concerns

We are committed to complying and, to our knowledge, are in compliance with all governmental and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. We cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the exploration of our properties.

Our activities are not only subject to extensive federal, state and local regulations controlling the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the exploration of our properties, the extent of which cannot be predicted. Permits may also be required from a variety of regulatory authorities for many aspects of mine operation and reclamation. In the context of environmental permitting, including the approval of reclamation plans, we must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. We are not presently aware of any specific material environmental constraint affecting our properties that would preclude the economic development or operation of any specific property.

It is reasonable to expect that compliance with environmental regulations will increase our costs. Such compliance may include feasibility studies on the surface impact of our proposed exploration operations; costs associated with minimizing surface impact; water treatment and protection; reclamation activities, including rehabilitation of various sites; on-going efforts at alleviating the mining impact on wildlife; and permits or bonds as may be required to ensure our compliance with applicable regulations. It is possible that the costs and delays associated with such compliance could become so prohibitive that we may decide not to proceed with exploration on any of our mineral properties.

We are prepared to engage professionals, if necessary, to ensure regulatory compliance but in the near term expect our activities to require minimal regulatory oversight. If we expand the scope of our activities in the future it is reasonable to expect expenditures on compliance to rise.

Subsidiaries

We have one wholly-owned subsidiary, Atlas Database Corp., a Delaware corporation through which we hold our interest in the Atlas Database.

Patents and Trademarks

We do not own, either legally or beneficially, any patent or trademark.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis explains the major factors affecting our financial condition. The following discussion of our financial condition and plan of operations should be read along with the financial statements and notes to the financial statements included elsewhere in this prospectus.

We are a start-up, exploration stage company and have not yet generated or realized any revenues from our business operations. We must raise cash in order to implement our plan and stay in business.

Our continued existence and plans for future growth depend on our ability to obtain the capital necessary to operate, through the generation of revenue and the issuance of additional debt or equity. While we believe that we have sufficient resources to continue in business until at least December 2004, we may not be able to continue in business beyond that date unless we obtain additional capital to pay our bills. Our management has not made a commitment of financial support to meet future obligations and we have not generated any revenues and no revenues are anticipated unless and until mineralized material is discovered on the properties that we have an interest in. Accordingly we must raise cash from other than the sale of mineralized materials. We will be conducting research in connection with the exploration of our properties. We are not planning to buy or sell any plant or significant equipment.

Plan of Operations

Our business plan is to proceed with the exploration of our mineral properties to determine whether there are commercially exploitable reserves of gold, silver or other metals.

We are planning to focus our efforts for the current fiscal year on our Quartz Mountain and Seven Troughs Properties. We have recently commenced a drill program on our Quartz Mountain Property which we expect will be completed in the spring of 2005. Once we receive results from this exploration program, we will assess whether to proceed to any further exploration phases. In making this determination, we will make an assessment as to whether the results are sufficiently positive to enable us to obtain the financing necessary to proceed.

We are also compiling data for a three dimensional drill program on our Seven Troughs Property. We expect to have completed our data compilation by September 2004 following which we will determine the scope and timing of an exploration program on the Seven Troughs Property.

As at the date hereof we have sufficient funds to complete the Quartz Mountain exploration program. However, we will require additional financing for additional work programs. We have made no arrangements for any such financing and there is no guarantee that such financing will be available.

There are no known reserves on any of our mineral properties and any proposed program by us is exploratory in nature. We have not conducted any significant exploration activities on our mineral properties. We are presently in the exploration stage and there is no assurance that a commercially viable mineral deposit, a reserve, exists in any of our properties until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility.

Results of Operations – Fiscal Year ended April 30, 2004

We did not earn any revenues during the fiscal year ended April 30, 2004. We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties. We have incurred operating expenses in the amount of $1,222,992 for the period from inception on May 5, 1999 to April 30, 2004. These operating expenses included: (a) staking fees and exploration costs of $385,241; (b) consulting fees of $261,094; (c) legal and accounting fees of $189,669; (d) shareholder communication costs of $105,878; (e) travel expenses of $96,791; (f) executive compensation expenses of $68,000; and (f) fees relating to the preparation of geological reports of $30,824. We incurred a loss in the amount of $1,222,992 for the period from inception on May 5, 1999 to April 30, 2004. For the fiscal year ended April 30, 2004 only, we incurred a loss of $1,042,182. Our loss for this fiscal year was attributable to staking fees and exploration costs ($349,632), consulting fees ($260,094), legal and accounting fees ($128,168), shareholder communication costs ($96,190), travel expenses ($76,688), executive compensation expenses ($42,500) and geological report fees ($28,874).

Liquidity and Capital Resources

There is limited historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations.

Our continued existence and plans for future growth depend on our ability to obtain the capital necessary to operate, through the generation of revenue and the issuance of additional debt or equity. We will need to raise additional capital to fund normal operating costs and exploration efforts. If we are not able to generate sufficient revenues and cash flows or obtain additional or alternative funding, we will be unable to continue as a going concern. Our recurring losses and negative cash flow from operations raise substantial doubt about our ability to continue as a going concern.

At April 30, 2004 we had cash of $1,965,159 and working capital of $1,819,287. We believe that we currently have sufficient working capital to pay our administrative and general operating expenses through December 2004 and to complete exploration program on the Quartz Mountain Property.

We have also executed an Engagement Letter with a broker-dealer pursuant to which it has appointed the broker-dealer as its agent to sell, on a reasonable efforts basis and by way of private placement, $8,000,000 worth of units, each unit consisting of one share and one warrant. The pricing of the issue and the terms of the warrants have not been determined. In connection with the private placement, the Company has applied for a listing on the TSX Venture Exchange. The broker-dealer is currently conducting its due diligence on our business and our properties.

We will need to obtain additional funds (presumably through equity offerings and/or debt borrowing) in order, if warranted, to fund our general and administrative expenses beyond December 2004, to make the future lease payments required on mineral properties and to conduct additional exploration programs thereon. Failure to obtain such additional financing will result in the loss by us of our interests in our mineral properties. Other than as stated above, we have no agreements or understandings with any person for additional financing.

None of our properties has commenced commercial production and we have no history of earnings or cash flow from our operations. While we may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of our properties, there is no assurance that any such activity will generate funds that will be available for operations.

We have not declared or paid dividends on our shares since incorporation and do not anticipate doing so in the foreseeable future.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141 "Business Combinations" which supersedes APB Opinion No. 16 "Business Combinations" and FASB Statement No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises." The provisions of this statement require that all business combinations be accounted for using "purchase accounting" and it disallows the use of "pooling of interests" as previously allowed under APB Opinion No. 16 and FASB Statement No. 38. This statement is effective for all business combinations subsequent to June 30, 2001. The adoption of this statement did not have a material effect on our financial statements.

Also in June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17 "Intangible Assets." The provisions of this statement changes the unit of account for goodwill and takes a very different approach to how goodwill and other intangible assets are accounted for subsequent to their initial recognition. Because goodwill and some intangible assets will no longer be amortized, the reported amounts of goodwill and intangible assets, as well as total assets, will not decrease at the same time and in the same manner as under previous standards. This statement is effective for all fiscal years beginning subsequent to December 15, 2001. The adoption of this statement did not have a material effect on our financial statements.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations," which amends SFAS No. 19, and establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The statement is required to be adopted by January 1, 2003, at which time we will record the estimated present value of reclamation liabilities and increase the carrying value of related assets. Subsequently, reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation. Currently we are in the process of quantifying the effect the adoption of this statement will have on our consolidated financial statements.

The FASB also issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. It also amends APB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of this Statement generally are to be applied prospectively. The adoption of this statement did not have a material effect on our financial statements.

Forward Looking Statements

Many statements made in this prospectus are forward-looking statements that are not based on historical facts. Because these forward-looking statements involve risks and uncertainties, there are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made.

OUR PROPERTY

We have interests in the Silver Bow Property, the AG Property, the Lantern Property, the Quartz Mountain Property, the Empire Property, the Miller Property and the Seven Troughs Property, each as described above. Our corporate offices are located at 309 Center Street, Hancock, MI 49930. At the present time, these offices are provided to us by our President without charge. Effective May 1, 2004 our administrative offices were re-located to 120 Adelaide Street W., Suite 512, Toronto Ontario Canada M5H 1T1. We believe that this space is sufficient at this time. However, we may move to expanded office space when and if our business expands. Other than the Atlas Database and the mineral properties discussed under the heading “Our Business” we do not have any material assets and, as such, we do not own any real or personal property.

DIRECTORS, OFFICERS, PROMOTERS AND CONTROL PERSONS

Officers and Directors

Each of our directors is elected by stockholders to a term of one year and serves until his or her successor is elected and qualified. Each of our officers is elected by the board of directors to a term of one year and serves until his or her successor is duly elected and qualified, or until he is removed from office. The board of directors has no nominating, auditing or compensation committees.

The names, addresses, ages and positions of our present officers and directors are set forth below:

Full Name and Resident	Age	Positions	Date Appointed
Address			Director
Daniel T. Farrell	66	President, Chief Financial	August 30, 2002
309 Center Street		Officer, Secretary and
Hancock, MI 49930		Director

Thomas Skimming	68	Vice-President (Exploration),	September 18, 2002
11 Camelot Court		Director
Toronto, Ontario M3B 2N4

William Utterback	61	Director	December 17, 2002
5020 Weikel Drive
Winnemucca, NV 89445

George Cole	61	Vice-President (Nevada),	March 5, 2003
3 Pinecone Circle		Director
Carson City, NV 89703

John Cullen	47	Director	April 29, 2003
37 Amelia Street
Barrie, Ontario L4M 1M5

William Morris Sheriff	46	Vice-President (Advanced	N/A
7000 Eagle Circle		Project Development
Wylie, TX 75098

The persons named above have held their offices/positions since the date of appointment and are expected to hold their offices/positions until the next annual general meeting of our stockholders.

Background of Officers and Directors

Mr. Daniel Farrell has been our President, Chief Financial Officer and Secretary since August 16, 2002 and a member of our board of directors since August 30, 2002. Mr. Farrell has devoted approximately 75% of his professional time to our business and intends to continue to devote this amount of time in the future:

Mr. Farrell has been a corporate development officer with CGX Energy, Inc., an oil and gas exploration company based in Toronto, Ontario, listed on the TSX Venture Exchange. Mr. Farrell has served as President of Diadem Resources Ltd. from December, 1997 through July, 1998, President of Tiaro Bay Resources Inc. from January 1997 through September, 1997 and President of RJK Explorations Ltd. from January, 1996 through December, 1996, all of which are publicly traded companies listed on the TSX Venture Exchange and engaged in the natural resource exploration business. Mr. Farrell was a corporate development officer with Greater Lenora Resources from June, 1994 through December, 1995. From 1991 through the 1994 Mr. Farrell was a financial adviser with American Express in Houghton, Michigan. Mr. Farrell holds a B.Sc. in geology from Michigan Technological University in Houghton, Michigan.

Mr. Thomas Skimming has been a member of our board of directors since September 18, 2002 and has been our Vice-President (Exploration) since October 15, 2003. Mr. Skimming has devoted approximately 25% of his professional time to our business and intends to continue to devote this amount of time in the future.

Mr. Skimming, P. Eng., is a professional geologist with over 30 years experience in the natural resource exploration industry, having served as a director and officer of several natural resource exploration companies listed on the TSX Venture Exchange. Since 1972 Mr. Skimming has provided geological consulting services as president of Thomas Skimming & Associates Limited. Mr. Skimming is currently a director of Pamlico Resources Ltd., St. Anthony Resources Inc., Romios Gold Resources Inc. and Barton Bay Resources Inc., all of which are publicly traded companies listed on the TSX Venture Exchange and engaged in the natural resource exploration business. Mr. Skimming holds a B.Sc. from the University of Michigan and took post graduate studies at McGill University. Mr. Skimming has been a member of the Association of Professional Engineers of Ontario since 1971.

Mr. William Utterback has been a member of our board of directors since December 17, 2002. Mr. Utterback has devoted approximately 25% of his professional time to our business and intends to continue to devote this amount of time in the future.

Mr. Utterback is a consulting geologist with over 30 years experience in the natural resource exploration industry. Mr. Utterback served as chief geologist of Amax Gold Inc. from 1986 through 1993 and currently provides geological consulting services to Gold Property Services. Mr. Utterback holds Bachelors and Masters degrees in Science from Oregon State University.

Mr. George Cole has been a member of our board of directors since March 5, 2003 and has been our Vice-President (Nevada) since October 15, 2003. Mr. Cole has devoted approximately 5% of his professional time to our business and intends to continue to devote this amount of time in the future.

Mr. Cole, currently retired, was formerly Vice-President, Exploration of Teck Cominco Limited, a diversified mining, smelting and refining group of companies headquartered in Vancouver, British Columbia whose securities are listed on the Toronto Stock Exchange and the American Stock Exchange, from 1993 through December, 2001. Mr. Cole holds a M.Sc. in Geology from the University of Montana and a B.Sc. in Geology from Montana State University.

Mr. John Cullen has been a member of our board of directors since April 29, 2003. Mr. Cullen has devoted approximately 5% of his professional time to our business and intends to continue to devote this amount of time in the future.

Mr. Cullen has been President of Cullen Management since May, 1998. From 1987 through May, 1998 Mr. Cullen was an investment advisor with Nesbitt Burns, a registered investment dealer in Toronto, Ontario (now a subsidiary of the Bank of Montreal). Mr. Cullen is currently a director of CGX Energy, Inc. and Dumont Nickel Inc., both of which are engaged in the business of natural resources exploration and whose shares are listed on the TSX Venture Exchange, and is also a director of Biogan International Inc., a natural resource exploration company whose shares are listed on the OTC Bulletin Board. From October, 1995 through February, 1997 Mr. Cullen served as a director of Link Minerals Inc. a natural resource exploration company whose shares are quoted on the CDN over-the-counter market.

Mr. William Sheriff has been our Vice-President of Advance Project Development since March 15, 2004. Mr. Sheriff has devoted approximately 25% of his professional time to our business and intends to continue to devote this amount of time in the future.

Mr. Sheriff has been president of Platoro West Incorporated since April 1985. Mr. Sheriff has also served as a director of Castleworth Ventures Inc., a publicly traded company listed on the TSX Venture Exchange and engaged in the natural resource exploration business since October 2003. Mr. Sheriff holds a B.Sc. from Fort Lewis College in Durango, Colorado.

Conflicts of Interest

We believe that Messrs. Skimming, Utterback, Cullen and Sheriff will be subject to conflicts of interest. The conflicts of interest arise from their relationships in other mining companies.

EXECUTIVE COMPENSATION

Our directors have not been compensated for their services and there are no plans to compensate them in the near future until such time as we generate sufficient revenue to do so. Other than as described herein, our President has not been compensated for his services to date. We do not have any plans to compensate Mr. Farrell until such time as we have sufficient financial resources to do so.

Compensation of Directors

During the fiscal years ended April 30, 2004 and 2003, we did not pay our directors for any meetings.

Executive Compensation

The following table sets forth the total compensation paid or accrued by us for the three years ended April 30, 2004 on behalf of each of our named executive officers.

Summary Compensation Table

The following table sets forth information with respect to stock options to purchase common stock granted to our named executive officers during the fiscal year ended April 30, 2004.

SUMMARY COMPENSATION TABLE
		ANNUAL COMPENSATION
					LONG TERM COMPENSATION

					Awards		Payouts	All
					Restricted	Securities		other
Name and Principal Position	Year	Salary	Bonus	Other	stock	underlying	LTIP	compen -
		($)	($)	annual	award(s)	options/SARs	payouts	sation ($)
			compensation	($)	($)	(#)	($)

Daniel T. Farrell (1) ,
President, Chief Financial	2004	$Nil	Nil	$42,500	Nil	220,000	Nil	Nil
Officer, Secretary and	2003	Nil	Nil	$1,500	Nil	Nil	Nil	Nil
director

Adam Smith (2) , President	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
and director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Gordon Krushnisky (3) , Chief	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Financial Officer,	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Secretary and director

(1)	Appointed President, Chief Financial Officer and Secretary August 16, 2002 and as director August 30, 2002.
(2)	Resigned as President August 16, 2002 and as director August 30, 2002.
(3)	Resigned as Chief Financial Officer and Secretary August 16, 2002 and as director August 30, 2002.

During the year ended April 30, 2004 we paid Daniel T. Farrell, our President, Chief Financial Officer, Secretary and director compensation of $1,500 per month for the period May through September, 2003 and $5,000 per month for the period October, 2003 through April 2004.

Mr. Farrell was not paid any compensation in the year ended April 30, 2003 other than a one-time payment of $1,500. Prior to the afore-mentioned payment, Mr. Farrell was donating his services to us, and we valued these services at $500 per month. On April 8, 2003 Mr. Farrell converted the sum of $37,000 which he had loaned to us or had advanced on our behalf into share of our common stock. The conversion price was $0.25 per share, which was the same price at which we issued shares of our common stock to investors on April 2 and 9th, 2003 pursuant to private placements referred to elsewhere in this prospectus. See "Recent Sales of Unregistered Securities" for a discussion of the terms of the private placements.

Accordingly Mr. Farrell was not conferred any benefit as part of this conversion.

Employment Agreements with Executive Officers

There are no employment agreements with any officers or directors.

Option Grants in Last Fiscal Year

Other than options granted to our directors, officers and consultants under our 2003 Key Employee Stock Option Plan, we did not grant any options to purchase our common stock during the year ended April 30, 2004. In June 2004 we entered into an Investor Relations Service Agreement pursuant to which we granted an option to acquire 50,000 common shares at $0.40 per share until June 17, 2005.

Employee Stock Incentive Plan

On December 3, 2003, the board of directors adopted the 2003 Key Employee Stock Option Plan subject to shareholder approval. The aggregate number of shares of common stock that can be awarded under the plan is 1,700,000, of which 1,670,000 were granted on December 3, 2003 subject to shareholder approval. On January 13, 2004 the board of directors determined to increase the aggregate number of shares of common stock that can be awarded under the plan to 1,900,000 and granted an additional 225,000 options, subject to shareholder approval. Shareholder approval was obtained on March 2, 2004. The plan permits the Board to grant qualified options with an exercise price of not less than the fair market value on the date of grant, and non-qualified options at an exercise price of not less than eighty-five percent (85%) of the fair market value of the underlying shares of common stock on the date of the grant. The plan permits the Board to grant options with a term of up to ten years for certain qualified options and not more than five years for options granted to a granted to a person holding 10% or more of our stock. However, no options will be issued with a term longer than five years. Options will be used by us to attract and retain certain key individuals and to give such individuals a direct financial interest in our future success and profitability.

Option Grants to the Named Executive Officers and Directors as of the date hereof:

Name of Beneficial Owner	Title	Options

Daniel T. Farrell	President (Chief Executive Officer), Treasurer (Chief	220,000
	Financial Officer), Secretary and Director

Thomas Skimming	Vice-President (Exploration), Director	220,000

George Cole	Vice-President (Nevada), Director	220,000

William C. Utterback	Director	100,000

John Cullen	Director	220,000

William Sheriff	Vice-President (Advanced Project Development)	220,000

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values

There were no option exercises in the last fiscal year.

Benefit Plans

We do not have a long-term incentive plan nor do we have a defined benefit, pension plan, profit sharing or other retirement plan.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by the present owners of 5% or more of our total outstanding shares. Unless otherwise stated, the stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to their shares: The persons named below may be deemed to be a parents and promoters of our company within the meaning of such terms under the Securities Act, as amended, by virtue of his/its direct and indirect stock holdings. Mr. Farrell is the only promoter of our company.

Title of Class	Name and Address of	Amount and Nature of	Percent of Class
	Beneficial Owner	Beneficial Ownership

Common Stock	Daniel T. Farrell	3,973,000 Common Shares(1)	17.56%
	309 Center Street	Direct
	Hancock, MI 49930

Common Stock	William M. Sheriff	6,001,000 Common Shares(1)	26.52%
	7000 Eagle Circle	Direct and Indirect(2)
	Wylie, TX 75098

Common Stock	RAB Special Situations LP	2,150,000 Common Shares(3)	9.50%
	No. 1 Adam Street	Direct
	London W2CN 6LE
	United Kingdom

(1)	Does not include Options to purchase 220,000 shares.
(2)	6,000,000 of these shares are registered in the name of Platoro West Incorporated, a company controlled by Mr. Sheriff.
(3)	Does not include Share Purchase Warrants to purchase 1,075,000 shares.

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group. Unless otherwise stated, the stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to their shares:

Title of Class	Name and Address of	Amount and Nature of	Percent of Class
	Beneficial Owner	Beneficial Ownership

Common Stock	Daniel T. Farrell	3,973,000 Common	17.56%
	309 Center Street	Shares(1)
	Hancock, MI 49930	Direct

Common Stock	Thomas Skimming	Ni(1)	N/A
11 Camelot Court
Toronto, Ontario
M3B 2N4

Common Stock	William Utterback	Nil(2)	N/A
5020 Weikel Drive
Winnemucca, NV 89445

Common Stock	George Cole	Ni(1)	N/A
610 S. Sutro Terrace
Carson City, NV 89706

Common Stock	John Cullen	390,000 Common	1.72%
	37 Amelia Street	Shares((1)
	Barrie, Ontario L4 1M5	Direct

Common Stock	William M. Sheriff	6,001,000 Common	26.52%
	7000 Eagle Circle	Shares(1)
	Wylie, TX 75098	Direct and Indirect(2)

Common Stock	All Officers and	10,364,000 Common	45.8%
	Directors, as a group	Shares

(1)	Does not include Options to purchase 220,000 shares.
(2)	Does not include Options to purchase 100,000 shares.

Except as otherwise noted, it is believed that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a beneficial owner of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our Common Stock.

Future Sales by Existing Stockholders

Our two largest shareholders Daniel T. Farrell and William M. Sheriff own, collectively, 9,974,000 shares of our common stock. These shares are "restricted securities" as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition. During the period ended December 18, 2003 Daniel T. Farrell sold 175,000 common shares held by him pursuant to Rule 144. We have registered the resale of 149,000 of the shares held by Messrs. Farrell and Sheriff pursuant to our prospectus dated October 10, 2003, as amended to April 21, 2004.

In July, 1999 we accepted subscriptions from twelve investors in the amount of 6,000,000 shares at a price of $0.001 per share for gross consideration of $6,000 cash. These shares may be resold pursuant to Rule 144 under the Securities Act.

In August, 1999 we accepted subscriptions from twenty-three investors in the amount of 26,500 shares at a price of $0.10 per share for gross consideration of $2,650 cash. These shares may be resold pursuant to Rule 144 under the Securities Act.

We have also issued 728,583 shares of our common stock pursuant to private placements which closed between November 30, 2002 and April 9, 2003 and issued 141,667 shares of our common on the exercise of share purchase warrants previously issued by us in September 2003. We have registered the resale of these shares pursuant to our prospectus dated October 10, 2003, as amended to April 21, 2004.

In October, 2003 we issued 50,000 shares of our common stock to Seabridge Gold Corporation (a wholly-owned subsidiary of Seabridge Gold Inc.) pursuant to the terms of an Option Agreement dated October 15, 2003 between ourselves and Seabridge. These shares are “restricted securities” as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition.

On October 29, 2003 we issued 1,700,000 shares of our common stock at a price of $0.25 per share for gross proceeds to us of $425,000. These shares are "restricted securities" as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition. We are registering the resale of these common shares pursuant to this prospectus.

On November 20, 2003 we issued 618,920 shares of our common stock at a price of $0.25 per share for gross proceeds to us of $170,480. These shares are "restricted securities" as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition. We are registering the resale of these common shares pursuant to this prospectus.

In January, 2004 we issued 50,000 shares of our common stock at a price of $0.25 per share on the exercise of 50,000 share purchase warrants previously issued by us. These shares are "restricted securities" as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition. We are registering the resale of these common shares pursuant to this prospectus.

On March 31, 2004 we issued 3,100,000 Units at a price of $0.70 per Unit for gross proceeds to us of $2,170,000. Each Unit consists of one share of our common stock and one half of one non-transferable share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase an additional share of our common stock at a price of $1.00 until September 30, 2005. These securities are "restricted securities" as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the securities can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition. We are registering the resale of these securities pursuant to this prospectus.

Shares purchased in this offering, which will be immediately resalable, and sales of all other shares after applicable restrictions expire, could have a depressive effect on the market price of our common stock.

DESCRIPTION OF SECURITIES

Common Stock

Our authorized capital stock consists of 200,000,000 shares of common stock with a par value of $0.001 per share. The holders of our common stock:

–       have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;

–       are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation,

         dissolution or winding-up of our affairs;

–       do not have preemptive or preferential rights to subscribe for or purchase their proportionate part of any shares which may be issued by us at any time; and

–       are entitled to one non-cumulative vote per share on all matters on which stockholders may vote;

All shares of common stock now outstanding are fully paid for and non-assessable. We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

On November 24, 2003, we were approved for listing on the OTCBB under the symbol "QCYR". On July 7, 2004 we changed our name to "Quincy Gold Corp" and were issued a new symbol, "QCYG". The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC. Market makers will not be permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. If our common stock were not quoted on the OTCBB, trading in our common stock would be conducted, if at all, in the over-the-counter market. This would make it more difficult for stockholders to dispose of their common stock and more difficult to obtain accurate quotations on our common stock. This could have an adverse effect on the price of the common stock. Please refer to "Risk Factors - You may not be able to sell the stock you purchase in this offering on terms you consider reasonable."

The lack of liquidity in our common stock is likely to make the trading price our common stock volatile and subject to wide fluctuations, assuming that any trades do occur in the secondary market. Additionally, our stock price may become subject to wide fluctuations in response to the following: quarterly variations in operating results, announcements of technological innovations or new products and services by us or our competitors, stock price performance of other companies that investors may deem comparable to ours, and other events or factors. In addition, the stock market in general, and the market prices for thinly traded companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a security, securities class action litigation has often been instituted against such companies. Such litigation, if instituted, whether or not successful, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, results of operations and financial condition. It is possible that wide fluctuations in the trading price of our common stock could result in class action litigation against us, which even if such actions were successfully defended, would result in large expenses that would have a material, adverse effect on financial condition.

"Penny Stock" Requirements

Our common stock is not listed or quoted on any national securities exchange or trading medium. The SEC has adopted a rule that defines a "penny stock", for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

–       that a broker or dealer approve a person's account for transactions in penny stocks; and

–       that the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

To approve a person's account for transactions in penny stocks, the broker or dealer must:

–       obtain financial information and investment experience and objectives of the person; and

–       make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form:

–       sets forth the basis on which the broker or dealer made the suitability determination; and

–       that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in our shares. This could prevent you from reselling shares purchased under this prospectus and may cause the price of our shares to decline.

Warrants

On November 30, 2002 we issued 50,000 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $0.25 per share. These warrants are exercisable until November 30, 2003. These warrants were issued by us in connection with a private placement of units consisting of common shares and warrants and were not registered under any securities laws. In September, 2003 25,000 of these warrants were exercised for gross proceeds to us of $6,250. The remaining 25,000 warrants expired unexercised in November, 2003.

On January 15, 2003 we issued 216,667 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $0.25 per share. These warrants are exercisable until January 15, 2004. These warrants were issued by us in connection with a private placement of units consisting of common shares and warrants and were not registered under any securities laws. In September, 2003 116,667 of these warrants were exercised for gross proceeds to us of $29,166.75. In January, 2004 50,000 of these warrants were exercised for gross proceeds to us of $12,500. The remaining 25,000 warrants expired unexercised in January, 2004.

On March 31, 2004 we issued 1,550,000 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $1.00 per share. These warrants are exercisable until September 30, 2005. These warrants were issued by us in connection with a private placement of units consisting of common shares and warrants and were not registered under any securities laws.

The warrants detailed above were issued in conjunction with the private placement of our common stock as units in order to make the securities offered more attractive to prospective purchasers.

No other warrants to purchase our common stock have been issued.

Non-Cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

A simple majority vote is required for shareholders to take action.

Dividends

As of the date of this prospectus, we have not paid any dividends to stockholders. The declaration of any future dividend will be at the discretion of our board of directors and will depend on our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Stock Transfer Agent

Our stock transfer agent for our securities is Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

Options Outstanding

We have granted options to purchase 1,670,000 common shares at an exercise price of $0.25 per share. These options vest in equal stages on January 1, 2004, July 1, 2004, January 1, 2005 and July 1, 2005. We have also granted options to purchase 225,000 common shares at an exercise price of $0.45 per share. These options vest in equal stages on July 13, 2004, January 13, 2005, July 13, 2005 and January 13, 2006. In June 2004 we entered into an Investor Relations Service Agreement pursuant to which we granted an option to acquire 50,000 common shares at $0.40 per share until June 17, 2005.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

On November 24, 2003 we were approved for listing on the Over-the-Counter Bulletin Board under the symbol "QCYR". On July 7, 2004 we changed our name to "Quincy Gold Corp" and were issued a new symbol, "QCYG". As of August 2, 2004 we had 22,626,670 shares of our common stock outstanding, which shares were held by approximately 150 shareholders of record. On August 2, 2004 our common stock closed on the Over-the-Counter Bulletin Board at $0.48 per share.

The following table sets forth the range of high and low closing bid quotations for our common stock for each quarter of the last two fiscal years, as reported on the Over-the-Counter Bulletin Board. The quotations represent inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

Period	High	Low
December 31, 2003	$1.01	$0.20
March 31, 2004	$0.92	$0.59
June 30, 2004	$0.80	$0.39

Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock.

Equity Compensation Plan Information

Plan category	Number of securities to be issued	Weighted average exercise price of	Number of securities
	upon exercise of outstanding options,	outstanding options,	remaining available for
	warrants and rights	warrants and rights	future issuance

	(a)	(b)	(c)
Equity compensation plans;	1,670,000(1)	$0.25
2003 Key Employee
Stock Option Plan	225,000(2)	$0.45
			5,000

Total	1,895,000		5,000

(1)	These options vest in equal stages on January 1, 2004, July 1, 2004, January 1, 2005 and July 1, 2005.
(2)	These options vest in equal stages on July 13, 2004, January 13, 2005, July 13, 2005 and January 13, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In June, 1999 we issued 4,000,000 shares of our common stock to our directors, Adam Smith, Gordon Krushnisky and Raymond Miller for $4,000. Mr. Miller subsequently transferred his shares to Mr. Krushnisky. On August 16, 2002, Adam Smith and Gordon Krushnisky each entered into Stock Purchase Agreements with Daniel T. Farrell whereby Smith and Krushnisky sold 4,000,000 shares to Mr. Farrell for $4,000. Mr. Farrell was then appointed our President, Chief Financial Officer and Secretary. Our Board of Directors appointed Mr. Farrell as a director on August 30, 2002. Messrs. Smith and Krushnisky then resigned.

On January 17, 2003 we acquired Atlas Database Corp., the owner of a natural resources exploration database developed by Atlas Minerals Inc. Atlas Database Corp. was acquired in an arms length tax-free exchange pursuant to an Agreement and Plan of Merger between ourselves, Atlas Database Acquisition Corp., our wholly owned subsidiary, Atlas Database Corp., Platoro West Incorporated and William M. Sheriff. Mr. Sheriff is the sole Shareholder of Platoro which was, in turn, the sole shareholder of Atlas Database Corp. Pursuant to the terms of the Agreement and Plan of Merger, 6,000,000 shares of our common stock were issued to Platoro in exchange for all of the issued and outstanding shares of Atlas Database Corp., Atlas Database Acquisition Corp. merged with and into Atlas Database Corp. and its separate existence ceased. As a result of the foregoing, Atlas Database Corp. is now a wholly-owned subsidiary of ours. Atlas Database Corp. was formed in January, 2003 and was assigned all of the Platoro's right, title and interest in and to the Atlas Database in exchange for $15,000 cash. Prior to the Agreement and Plan of Merger, Platoro West Incorporated was the sole shareholder of Atlas Database Corp. and therefore its parent company. Platoro's interest in the Atlas Database was acquired pursuant to a Bill of Sale and Letter Agreement between Platoro and Atlas Minerals Inc. dated June 10, 2000. The purchase price paid by Platoro to Atlas Minerals Inc. was $15,000 cash. As required by the Letter Agreement, we have agreed to comply with the terms thereof. Accordingly, we are required to allow Atlas Minerals Inc. access to the data contained in the Atlas Database, provided that Atlas Minerals Inc. provides reasonable notice. To date, Atlas Minerals Inc. has not requested access to the data. Pursuant to the terms of the Letter Agreement, in the event we sell any of the data to a third party we are required to pay Atlas Minerals Inc. 25% of the proceeds of the sale.

On April 8, 2003 we settled debts totaling $37,000 due to our President through the issuance of 148,000 shares of our common stock at a price of $0.25 per share.

On March 31, 2004 we issued to RAB Special Situations LP 2,150,000 units at a price of $0.70 per unit for gross consideration of $1,505,000 as part of a private placement which closed on that date. Each unit consisted of one share of our common stock and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional share of our common stock until September 30, 2005 at a price of $1.00 per share. The units were issued in reliance upon the exemption from registration provided by Regulation D.

LITIGATION

To the best of our knowledge, we are not a party to any pending litigation and none is contemplated or threatened.

INDEMNIFICATION

Our Articles of Incorporation, as amended, limit, to the maximum extent permitted by law, the personal liability of our directors and officers for monetary damages for breach of their fiduciary duties as directors and officers, except in certain circumstances involving certain wrongful acts, such as a breach of the director's duty of loyalty or acts of omission which involve intentional misconduct or a knowing violation of law.

Nevada law provides that Nevada corporations may include within their articles of incorporation provisions eliminating or limiting the personal liability of their directors and officers in shareholder actions brought to obtain damages for alleged breaches of fiduciary duties, as long as the alleged acts or omissions did not involve intentional misconduct, fraud, a knowing violation of law or payment of dividends in violation of the Nevada statutes. Nevada law also allows Nevada corporations to include in their articles of incorporation or bylaws provisions to the effect that expenses of officers and directors incurred in defending a civil or criminal action must be paid by the corporation as they are incurred, subject to an undertaking on behalf of the officer or director that he or she will repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Nevada law provides that Nevada corporations may eliminate or limit the personal liability of its directors and officers. This means that the articles of incorporation could state a dollar maximum for which directors would be liable, either individually or collectively, rather than eliminating total liability to the full extent permitted by the law.

Our Charter provides that a director or officer is not personally liable to us or our shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distribution in violation of Nevada Revised Statures, 78.300. In addition, Nevada Revised Statutes, 78.751 and Article XI of our Bylaws, under certain circumstances, provided for the indemnification of the officers and directors of the Company against liabilities which they may incur in such capacities.

The Bylaws also provide that we can purchase and maintain insurance or other financial arrangements on behalf of any person who otherwise qualifies as an Indemnitee under the foregoing provisions. Other financial arrangements to assist the Indemnitee are also permitted, such as the creation of a trust fund, the establishment of a program of self-insurance, the securing of our obligation of indemnification by granting a security interest or other lien on any of our assets (including cash) and the establishment of a letter of credit, guaranty or surety.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Our attorney, Charles A. Cleveland, P.S., Spokane, Washington will pass upon the validity of the issuance of the shares of common stock offered hereby and certain other legal matters in relation to U. S. Law.

EXPERTS

Our financial statements for the years ended April 30, 2004 and 2003, included in this prospectus, have been audited by Madsen & Associates, CPA's Inc., of Salt Lake City, Utah, as set forth in their report included in this prospectus and have been included in reliance upon such representation of and upon the authority of such firm as experts in accounting and auditing.

GLOSSARY OF CERTAIN TERMS

You may find the following definitions helpful in your reading of this prospectus.

–       Cash Operating Costs -- Includes all direct and indirect operating cash costs incurred at each operating mine, excluding royalties and mine production taxes.

–       Mineralized Material -- A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals.

–       Ore -- A mixture of valuable minerals and gangue (valueless minerals) from which at least one of the minerals or metals can be extracted at a profit.

–       Orebody -- A continuous, well-defined mass of material of sufficient ore content to make extraction economically feasible.

–       Probable Reserves -- Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven reserves, is high enough to assume continuity between points of observation.

–       Proven Reserves -- Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well-defined that size, shape, depth and mineral content of reserves are well-established.

–       Reserves -- That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

–       Sediment Hosted Disseminated Gold Deposits -- Low grade occurrences of gold which are hosted by clastic sedimentary rocks generally consisting of sandstone, limestone, dolomite or siltstone or any combination thereof in any given deposit. Normally gold grades are low (i.e.: .02 to .08 ounces per ton) and are usually developed by open pit mining methods.

–       Total Cash Costs -- Includes all direct and indirect operating cash costs incurred at each operating mine.

–       Total Production Costs -- Includes total cash costs, as defined, plus depreciation, depletion, amortization and reclamation accruals relating to each operating mine.

–       Unpatented Mining Claim -- A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode- mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.

–       Volcanic Hosted Disseminated Hot Springs Gold Mineralized Material -- Material containing small particles of gold, emplaced through ancient hot spring activity, randomly distributed throughout a large volume of volcanic rock, commonly rhyolitic in composition. Similar to the sediment hosted disseminated gold deposits, gold grades are normally low (i.e.: .02 to .08 ounces per ton) and are usually developed by open pit mining methods. Usually, these deposits are associated with epithermal quartz-adularia veins which have acted as a source for the gold.

CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder.

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

–       the gain is effectively connected with your conduct of a trade of business in the United States or, under an income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States;

–       you are an individual who holds our common stock as a capital asset, are present in the United States for 183 days or more in the taxable year of the disposition and meet other requirements; or

–       you are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. holder or you otherwise establish an exemption.

WE ENCOURAGE AND RECOMMEND THAT EACH NON-U.S. HOLDER CONSULT THEIR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

FINANCIAL STATEMENTS

Our fiscal year end is April 30. We provide audited financial statements to our stockholders on an annual basis; the statements will be prepared by our management and reported on by an Independent Certified Public Accountant. Our audited financial statements for the years ended April 30, 2004 and 2003 immediately follow:

Auditors' Report	F-1
Consolidated Balance Sheet as at April 30, 2004	F-2
Consolidated Statements of Operations for the two years ended April 30, 2004 and 2003 and for the period from inception on May 5, 1999 to April 30, 2004	F-3
Consolidated Statements of Stockholders' Equity for the period from inception on May 5, 1999 to April 30, 2004	F-4
Consolidated Statements of Cash Flows for the two years ended April 30, 2004 and 2003 and for the period from inception on December 21, 2001 to April 30, 2004	F-5
Notes to Financial Statements	F-6

MADSEN & ASSOCIATES, CPA's Inc.	684 East Vine St, Suite 3
Certified Public Accountants and Business Consultants	Murray, Utah 84107

Telephone 801 268 2632
Fax 801-262-3978

Board of Directors
Quincy Gold Corp. and Subsidiary
Hancock, Michigan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheet of Quincy Gold Corp. and Subsidiary (exploration stage company) at April 30, 2004, and the related consolidated statement of operations, stockholders' equity, and cash flows for the years ended April 30, 2004 and 2003 and the period May 5, 1999 (date of inception) to April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quincy Gold Corp. and Subsidiary at April 30, 2004, and the results of operations, and cash flows for the years ended April 30, 2004 and 2003 and the period May 5, 1999 (date of inception) to April 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Salt Lake City, Utah
August 7, 2004	/s/ Madsen & Associates, CPA's Inc.

QUINCY GOLD CORP. AND SUBSIDIARY (Exploration Stage Company) CONSOLIDATED BALANCE SHEET April 30, 2004

ASSETS
CURRENT ASSETS

Cash	$1,965,159

Total Current Assets	1,965,159

OTHER ASSETS

Database - net of amortization	9,098
Deposits	2,475

$1,976,732

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Account payable - related parties	$58,035
Accounts payable	87,837

Total Current Liabilities	145,872

STOCKHOLDERS' EQUITY

Common stock
200,000,000 shares authorized, at $0.001 par value;
22,626,670 shares issued and outstanding	22,627
Capital in excess of par value	3,031,225
Deficit accumulated during the exploration stage	(1,222,992)

Total Stockholders' Equity	1,830,860
$1,976,732

The accompanying notes are an integral part of these financial statements.

QUINCY GOLD CORP. AND SUBSIDIARY
(Exploration Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS
For the Years Ended April 30, 2004 and 2003 and the
Period May 5, 1999 (Date of Inception) to April 30, 2004

	Apr 30,	Apr 30,	May 5, 1999
	2004	2003	Apr 30, 2004

REVENUES	$-	$-	$-

EXPENSES

Administrative	530,697	83,889	673,455
Exploration	349,634	31,602	387,193
Financing costs	160,350	-	160,350
Amortization	1,501	493	1,994
	1,042,182	115,984	1,222,992

NET LOSS	$(1,042,182)	$(115,984)	$(1,222,992)

NET LOSS PER COMMON SHARE

Basic and diluted	$(.06)	$(.01)

AVERAGE OUTSTANDING SHARES
(stated in 1,000's)
Basic	18,620	12,221
Diluted	21,328	14,929

The accompanying notes are an integral part of these financial statements.

QUINCY GOLD CORP. AND SUBSIDIARY (Exploration Stage Company) CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY For the Period May 5, 1999 (Date of Inception) to April 30, 2004

			Capital in
	Common Stock		Excess of	Accumulated
	Shares	Amount	Par Value	Deficit

Balance May 5, 1999 (date of inception)	-	$-	$-	$-

Issuance of common stock for cash
at $.001 - June 17, 1999	4,000,000	4,000	-	-
Issuance of common stock for cash
at $.001 - July 26, 1999	6,000,000	6,000	-	-
Issuance of common stock for cash
at $.10 - August 15, 1999	26,500	27	2,623	-
Contributions to capital - expenses -
related parties	-	-	10,800
Net operating loss for the period
May 5, 1999 to April 30, 2000	-	-	-	(24,058)
Contributions to capital - expenses -
related parties	-	-	10,800	-
Net operating loss for the year
ended April 30, 2001	-	-	-	(17,862)
Contributions to capital - expenses -
related parties	-	-	10,800	-
Net operating loss for the year
ended April 30, 2002	-	-	-	(22,906)
Issuance of common stock for cash at $.15
November 2002 & January 2003	533,333	533	79,468	-
Issuance of common stock for
purchase of subsidiary - note 5	6,000,000	6,000	5,092	-
Issuance of common stock for cash
at $.25 - April 2003	195,250	195	48,618	-
Issuance of common stock for payment
of debt - at $.25 - April 10, 2003	148,000	148	36,852
Contribution to capital - expenses -
related parties	-	-	6,000	-
Net operating loss for the year
ended April 30, 2003	-	-	-	(115,984)
Issuance of common stock for cash
at $.25 - 2003-2004	2,573,587	2,574	640,822	-
Issuance of common stock for expenses
at $.25 50,000	50	12,450	-
Issuance of common stock for cash
at $.70 - March 2004	3,100,000	3,100	2,166,900	-
Net operating loss for the year
ended April 30, 2004	-	-	-	(1,042,182)

Balance April 30, 2004	22,626,670	$22,627	$3,031,225	$(1,222,992)

The accompanying notes are an integral part of these financial statements.

QUINCY GOLD CORP. AND SUBSIDIARY
(Exploration Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended April 30, 2004 and 2003 and the
Period May 5, 1999 (Date of Inception) to April 30, 2004

	Apr 30,	Apr 30,	May 5, 1999 to
	2004	2003	Apr 30, 2004
CASH FLOWS FROM
OPERATING ACTIVITIES

Net loss	$(1,042,182)	$(115,984)	$(1,222,992)

Adjustments to reconcile net loss to
net cash provided by operating
activities

Amortization	1,501	493	1,994
Change in deposits	(2,475)	-	(2,475)
Change in accounts payable	123,551	39,504	182,872
Capital contributions - expenses - related parties	-	6,000	38,400
Issuance of common capital stock for expenses	12,500	-	12,500

Net Change in Cash From Operations	(907,105)	(69,987)	(989,701)

CASH FLOWS FROM INVESTING
ACTIVITIES	-	-	-
CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from issuance of common stock	2,813,396	128,814	2,954,860
Net Change in Cash	1,906,291	58,827	1,965,159

Cash at Beginning of Period	58,868	41	-
Cash at End of Period	$1,965,159	$58,868	$1,965,159

SCHEDULE OF NONCASH OPERATING ACTIVITIES

Capital contributions - expenses - related parties	$38,400
Issuance of 50,000 common shares for expenses	12,500

The accompanying notes are an integral part of these financial statements.

QUINCY GOLD CORP. AND SUBSIDIARY (Exploration Stage Company) NOTES TO FINANCIAL STATEMENTS April 30, 2004

1. ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on May 5, 1999 with the name "Quincy Resources, Inc." with authorized common stock of 200,000,000 shares at $0.001 par value.

On July 7, 2004 the name was changed to "Quincy Gold Corp."

The Company was organized for the purpose of acquiring and developing mineral properties and at the report date mineral claims had been acquired. The Company has not established the existence of a commercially mineable ore deposit and therefore is considered to be in the exploration stage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting. Dividend Policy The Company has not yet adopted a policy regarding payment of dividends.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of any common share rights unless the exercise becomes antidilutive and then the diluted income (loss) per shares is not shown.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recognized, when it is more likely than not, that such tax benefits will not be realized. On April 30, 2004 the Company had a net operating loss carry forward of $1,222,992. The tax benefit of approximately $367,000 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has not been able to project an estimated future operating profit. The net operating loss expires starting 2015 through 2024.

QUINCY GOLD CORP. AND SUBSIDIARY (Exploration Stage Company) NOTES TO FINANCIAL STATEMENTS April 30, 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Mineral Claim Costs

Cost of acquisition, exploration, carrying and retaining unproven mining leases are expensed as incurred.

Environmental Requirements

At the report date environmental requirements related to the mineral leases acquired are unknown and therefore any estimate of any future cost cannot be made.

Principles of Consolidation

The consolidated financial statements include the accounts of Quincy Gold Corp. (parent) and its wholly owned subsidiary Atlas Database Corp. All intercompany transactions have been eliminated

Concentration of Credit Risk

There are no financial instruments that potentially subject the Company to significant concentration of credit risks except that the Company maintains cash in banks over the federally insured amounts of $100,000, but are otherwise in banks of high quality.

Revenue Recognition

Revenue is recognized on the sale and delivery of a product or the completion of services provided.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Financial Instruments

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values.

QUINCY GOLD CORP. AND SUBSIDIARY (Exploration Stage Company) NOTES TO FINANCIAL STATEMENTS April 30, 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Key Employee Stock Option Plan

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by SFAS No. 123, the Company accounts for such arrangements under APB Opinion No. 25, "Accounting for Stock Issued to Employees." and related interpretations.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in United States of America. Those estimates and assumptions may affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. ACQUISITION OF A DATABASE BY ATLAS DATABASE CORP. (SUBSIDIARY)

In June 1, 2000 Atlas Database Corp. (subsidiary) purchased a database for $15,000. The database contains information on the natural resources and exploration developed during the period 1982 through 1997. The majority of the information contained in the database relates to research on bulk mineable precious mineralized material in the western United States, particularly sediment hosted disseminated gold mineralized material and volcanic hosted disseminated hot springs gold mineralized material from which the Company, and its subsidiary, is using for the Company's stated business objective of locating, acquiring, and exploring, mineral natural resource properties.

The database is being amortized to expense, on the straight line method, over 10 years starting, on the date of purchase.

4. ACQUISITION OF MINERAL LEASES

The following acquired claims have not been proven to have a commercially mineable ore reserves and therefore all costs of exploration and retaining the properties have been expensed.

QUINCY GOLD CORP. AND SUBSIDIARY (Exploration Stage Company) NOTES TO FINANCIAL STATEMENTS April 30, 2004

4. ACQUISITION OF MINERAL LEASES - continued

Silver Bow Property

In February, 2003 the Company optioned 73 unpatented lode mining claims in Nye County, Nevada known as the Silver Bow Property. The terms of the option provides for advanced royalty payments totaling $165,000 by the fifth anniversary date as follows:

$10,000 upon signing (paid)
$15,000 on the 1st anniversary (paid)
$20,000 on the 2nd anniversary
$30,000 on the 3rd anniversary
$40,000 on the 4th anniversary
$50,000 on the 5th anniversary and yearly thereafter

The vendors maintain a 3% Net Smelter Return (NSR) royalty in the property of which the Company has the right to purchase two thirds of the NSR for $1,500,000 and the final third for an additional $2,000,000.

Lantern Property

On July 31, 2003, the Company entered into a mining lease with Newmont Mining Corporation for unpatented mining claims totaling 1,123 acres, and also received a quit claim deed for 340 acres consisting of 22 unpatented mining claims. The property is known as the Lantern Property. Platoro West Incorporated, a corporation controlled by William Sheriff, one of the Company's shareholders, is also a party to the Mining Lease.

Under the lease agreement the Company is required to spend $25,000 on exploration and assessment work during each of the years ended July 31, 2005 and 2006, $50,000 during each of the years ended July 31, 2007 through 2012 and $100,000 each year after that. The lease is subject to a maximum 4% NSR.

The title to 1,000 acres of the above property is being challenged in a court action, and is presently on appeal in the Nevada Supreme court.

Quartz Mountain Property

On October 15 2003 the Company acquired an exclusive option from Seabridge Gold Corporation to earn a 50% interest in 67 unpatented mining claims located in Lake County, Oregon known as the Quartz Mountain Property.

QUINCY GOLD CORP. AND SUBSIDIARY (Exploration Stage Company) NOTES TO FINANCIAL STATEMENTS April 30, 2004

4. ACQUISITION OF MINERAL LEASES - continued

Quartz Mountain Property - continued

The terms of the agreement includes payments of cumulative exploration expenditures totaling $1,500,000 on or before October 15, 2008 with the following minimum payments:

$100,000 by October 15, 2004, an additional $150,000 by October 15, 2005, an additional $250,000 by October 15, 2006, and the balance the of $1,000,000 by October 15, 2008, and the issuance of 50,000 shares of common capital stock (completed), and 200,000 shares within 30 days of satisfying the expenditures described above.

Empire Property

On December 15, 2003 the Company entered into a Mining Lease and Agreement with Nevada Contact Inc., for 22 unpatented mineral claims (except oil and gas) situated in Owhee County, Idaho, known as the Empire Claims, and certain additional lands (except oil and gas) comprising 552 acres, more or less, also located in Owhee County, Idaho pursuant to a State of Idaho Department of Lands Mineral Lease.

The terms of the lease include an annual advance royalty payment of $10,000 on December 15 of each year beginning December 15, 2003. The Empire Claims are subject to a 3% net smelter return royalty, which will be reduced to 1% after Nevada Contact Inc. has received a total compensation of $1,000,000.

Miller Property

During January, 2004 the Company entered into a Mining Lease and Agreement with Pacific Intermountain Gold Corporation in which the Company leased 21 unpatented lode claims located in Esmeralda County, Nevada known as the "Miller Property". The terms of the agreement includes the following lease and minimum royalty and exploration payments.

		Advance Royalty
	Lease	& Exploration
January 23, 2004 (paid)	$5,000	-
January 23, 2005	7,500	$20,000
January 23, 2006	10,000	$35,000
January 23, 2007	15,000	$50,000
January 23, 2008	30,000	$70,000
January 23, 2009 and yearly thereafter	50,000	$100,000
until commencement of commercial production.

QUINCY GOLD CORP. AND SUBSIDIARY (Exploration Stage Company) NOTES TO FINANCIAL STATEMENTS April 30, 2004

4. ACQUISITION OF MINERAL LEASES - continued

Miller Property - continued

The property is subject to a sliding scale net smelter returns royalty ranging from 2% for gold prices under $300.00/oz to 5% for gold prices in excess of $500.00/oz. Advance royalty payments are credited against the sliding scale net smelter returns royalty.

The Company's largest shareholder holds a 25% interest in Pacific Intermountain Gold Corporation.

Seven Troughs Property

During March, 2004 the Company acquired a perpetual lease of mineral properties located in Pershing County, Nevada, known as the Seven Troughs Property from Newmont Capital Limited. The lease consists of three claim groups, which are owned, leased or optioned by Newmont Capital Limited. Certain of the claims are subject to underlying net smelter returns royalties of 1% to 1.5% .

The Company is required to satisfy all obligations under the leases for Seven Troughs Property which include reimbursing Newmont for an advance minimum royalty payment of $25,000 (paid) and making payments on or before January 1 as follows:

$50,000 on January 1, 2005, $75,000 on January 1, 2006, and $100,000 on January 1, 2007 and yearly thereafter.

The advance royalty payments will be credited against 1% of the smelter returns royalty payable to the Lessor in respect of certain of the Leases.

The terms of the agreement also includes payments totaling $5,000,000 in exploration expenditures as follows:

$500,000 on or before September 1, 2005
$650,000 on or before September 1, 2006
$850,000 on or before September 1, 2007
$1,250,000 on or before September 1, 2008 and
$1,750,000 on or before September 1, 2009

The $500,000 of exploration expenditures due by September 1, 2005 is a firm commitment by the Company.

QUINCY GOLD CORP. AND SUBSIDIARY (Exploration Stage Company) NOTES TO FINANCIAL STATEMENTS April 30, 2004

5. ACQUISITION OF ALL STOCK OF ATLAS DATABASE CORP.

On January 24, 2003 the Company acquired all of the outstanding stock of Atlas Database Corp. (subsidiary) by the issuance of 6,000,000 restricted common shares of the Company, representing 36 % of the outstanding shares of the Company after the acquisition. The acquisition was recorded as a purchase with no good will recognized. The only asset held by Atlas Database Corp. (subsidiary) was the database outlined in note 3. The stock of Atlas Database Corp. acquired by the Company was valued at $11,092, the remaining book value of the database held by Altas Database Corp. (subsidiary). The value of the 6,000,000 restricted shares issued by the Company was otherwise undeterminable. The operations of the subsidiary are included in the consolidated statement of operations starting January 24, 2003. There were no contingent terms as part of the acquisition agreement.

6. COMMON CAPITAL STOCK AND WARRANTS

Since inception the Company completed private placement offerings of 16,428,670 common shares for $2,954,860, 148,000 shares for payment of a debt, 6,000,000 shares for the purchase of all outstanding shares of Atlas Database Corp., and 50,000 shares for the purchase of mineral claims.

The Company issued 266,667 common share warrants as part of the issuance of 533,333 common shares during November 2002 and January 2003. The warrants entitled the holders to purchase 266,667 common shares of the Company for $.25 per share and the unexpired warrants will expire starting in November 2003 through January 2004. The Company issued 1,550,000 common share warrants as part of the issuance of 3,100,000 common shares on April 5, 2004. The warrants entitle the holders to purchase 1,550,000 common shares of the Company for $1.00 and will expire in September 2005. The terms of the private placement provides for registration rights on the shares.

7. 2003 KEY EMPLOYEE STOCK OPTION PLAN

The Company established a 2003 Key Employee Stock Option Plan on October 15, 2003 and has issued 1,670,000 options on December 3, 2003, and 225,000 options on January 13, 2004, with an expiration date of December 3, 2008, to selected officers-directors and consultants, to purchase an equal number of common shares, which can be purchased by the option holder after the vesting periods. 1,670,000 of the options have an option price of $.25 and vest one fourth on January 1, 2004, one fourth on July 1, 2004, one fourth on January 1, 2005, and one fourth on July 1, 2005. 225,000 of the options have an option price of $.67, which was amended to $.45 on June 15, 2004, and vest one fourth on July 13, 2004, one fourth on January 13, 2005, one fourth on July 13, 2005, and one fourth on January 13, 2006. The trading value of the shares on December 3, 2003 was $.25 and on January 13, 2004 a value of $.59. None of the options had been exercised by the report date.

QUINCY GOLD CORP. AND SUBSIDIARY (Exploration Stage Company) NOTES TO FINANCIAL STATEMENTS April 30, 2004

7. 2003 KEY EMPLOYEE STOCK OPTION PLAN - continued

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by SFAS No. 123, the Company accounts for such arrangements under the intrinsic value method as provided in APB Opinion No. 25, "Accounting for Stock Issued to Employees." and related interpretations. Accordingly, no compensation expense is recognized for stock option grants because the exercise price of the stock options equals or exceeds the market price of the underlying stock on the date of the grant to officers-directors or employees.

The Company applies the intrinsic value method in accounting for its stock based compensation plan. If the Company had measured compensation under the fair value based method for stock options the net operating loss and loss per share amounts for the year ended April 30, 2004 would have been as follows:

Net loss as reported	$(1,042,182)
Stock based employee compensation expense	(141,950)
Net pro-forma loss	$(1,184,132)

Net loss per common share
as reported	$(.06)
pro-forma	(.06)

8. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

An officer-director and two other directors have acquired 46 % of the common stock issued and have made contributions to capital by the payment of expenses for the Company amounting to $38,400 since inception.

The Company has accrued accounts payable to officer-directors of $58,035 and paid consultant fees of $115,987 for the last fiscal year.

9. SUBSEQUENT EVENT

In June 2004 the Company entered into an Investor Relations Service Agreement pursuant to which it granted an option to acquire 50,000 common shares at $0.40 per share until June 17, 2005.